UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2011
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

F O R M 6-K

for the quarter
ended June 30 of
Fiscal Year 2011

Corporate Management

Board of Directors
In office until the approval of the financial statements as of and for the year ending December 31, 2011.
Chairman	Leonardo Del Vecchio
Deputy Chairman	Luigi Francavilla
Chief Executive Officer	Andrea Guerra
Directors	Roger Abravanel*
Mario Cattaneo*
Enrico Cavatorta
Roberto Chemello
Claudio Costamagna*
Claudio Del Vecchio
Sergio Erede
Sabina Grossi
Ivanhoe Lo Bello (Lead Independent Director)*
Marco Mangiagalli*
Gianni Mion*
Marco Reboa*
*Independent director.
Human Resources Committee	Claudio Costamagna (Chairman)
Roger Abravanel
Sabina Grossi
Gianni Mion
Internal Control Committee	Mario Cattaneo (Chairman)
Ivanhoe Lo Bello
Marco Mangiagalli
Marco Reboa
Board of Statutory Auditors
In office until the approval of the financial statements as of and for the year ending December 31, 2011.
Regular Auditors	Francesco Vella (Chairman)
Alberto Giussani
Enrico Cervellera
Alternate Auditors	Alfredo Macchiati
Giorgio Silva
Officer Responsible for Preparing the Company's Financial Reports	Enrico Cavatorta
Auditing Firm
Until approval of the financial statements as of and for the year ending December 31, 2011.
Deloitte & Touche S.p.A.

Luxottica Group S.p.A.
Headquarters and registered office • Via C. Cantù 2, 20123 Milan, Italy
 Capital Stock € 28,012,700.58
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM FINANCIAL RESULTS
AS OF JUNE 30, 2011
(UNAUDITED)

        The following discussion should be read in conjunction with the disclosure contained in the consolidated financial statements as of December 31, 2010, which includes a study about risks and uncertainties that can influence our operational results or our financial position.

1.     OPERATING PERFORMANCE FOR THE THREE- AND THE SIX- MONTH PERIODS ENDED JUNE 30, 2011

        During the second quarter of 2011, both the growth trend and Luxottica's investments continued. In a macroeconomic environment that was, as a whole, positive, the Group has successfully achieved results that show great improvement in all the major geographic areas where it operates, with particularly solid performance recorded in Europe, North America and the emerging markets. Despite the significant depreciation of the U.S. dollar against the Euro, going from Euro 1.2708 during the second quarter of 2010 to Euro 1.4391 (–12 percent) during the second quarter of 2011, net sales for the second quarter of 2011 exceeded Euro 1.6 billion and net income stood at Euro 162 million, the best results ever recorded in the history of the Company.

        In the second quarter of the year, Luxottica achieved positive performances in most geographic regions where it is present. The results recorded by the wholesale distribution segment are worthy of note, improving on the best-ever sales of previous quarters, recording strong growth in net sales (+11.6 percent at constant exchange rates1). Emerging markets made a key contribution to this performance, along with Europe, particularly France, Germany, Spain and Italy, which enjoyed an especially positive season.

          1  We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the three-month period ended June 30, 2010. Please refer to Attachment 1 for further details on exchange rates.

        The results for Sunglass Hut were also exceptional, for the fourth consecutive quarter, benefitting from the continuous actions aimed at attracting and creating meaningful relationships with new consumers, as well as the opening of the first stores in Brazil and China. LensCrafters once again proved to be the point of reference for the optical sector in North America, thanks in part to the major investments made in new technologies and laboratories.

In the second quarter of 2011, net sales for the Group increased by 9.5 percent at constant exchange rates (+2.4 percent at current exchange rates), to Euro 1,633.5 million from Euro 1,595.1 million in the second quarter of 2010. During the first six months of 2011, net sales increased by 9.3 percent at constant exchange rates to Euro 3,189.6 million (Euro 2,986.8 million in the first six months of 2010).

        EBITDA2 for the second quarter of 2011 increased over the previous year by 5.0 percent to Euro 352.2 million, from Euro 335.4 million in the second quarter of 2010. For the first six months of the year, EBITDA increased to Euro 635.1 million from Euro 578.0 million posted for the first six months of 2010.

          2  For a further discussion of EBITDA, see page 15—"Non-IAS/IFRS Measures."

        Operating income for the second quarter of 2011 settled at Euro 276.8 million (Euro 258.3 million for the same period last year, +7.2 percent), while the Group's operating margin grew from 16.2 percent in the second quarter of 2010 to 16.9 percent in the second quarter of 2011. For the first six months of the year, the operating income amounted to Euro 484.2 million, up 12.7 percent over the Euro 429.6 million posted for the same period last year.

Net income for the second quarter of 2011 increased to Euro 162.1 million, up by 8.0 percent from Euro 150.1 million for the same period of 2010, resulting in earnings per share (EPS) of Euro 0.35 (at an average Euro/U.S. dollar exchange rate of Euro 1.4391). The EPS in U.S. dollars increased by 21.9 percent from U.S. $0.42 in the second quarter of 2010 to U.S. $0.51 in the second quarter of 2011.

        For the second quarter of 2011, the Group increased the investments, opening new stores and investing in new technologies. By carefully controlling working capital, Luxottica once again generated excellent positive free cash flow3 (Euro 154 million). Thanks to this excellent performance and after having paid dividends during the quarter of approximately Euro 200 million, net debt as of June 30, 2011 came to Euro 2,118 million (Euro 2,111 million at the end of 2010), with a ratio of net debt to EBITDA4 of 1.9x as of June 30, 2011 as compared with 2.0x at the end of 2010.

          3  For a further discussion of free cash flow, see page 15—"Non-IAS/IFRS Measures."

          4  For a further discussion of net debt to EBITDA ratio, see page 15—"Non-IAS/IFRS Measures."

2.     SIGNIFICANT EVENTS DURING THE SIX MONTHS ENDED JUNE 30, 2011

January

        On January 20, 2011, the Company terminated the revolving credit line with Banca Nazionale del Lavoro totaling Euro 150 million. The original maturity date of the credit line was July 13, 2011. As of December 31, 2010, the credit line was undrawn.

February

        On February 17, 2011, the Company announced that it had entered into agreements pursuant to which it will acquire two sunglass specialty retail chains totaling more than 70 stores in Mexico for a total amount of Euro 19.5 million. This transaction marks the Company's entry into the sun retail business in Mexico where the Group already has a solid presence through its wholesale division. Over time, the stores will be rebranded under the Sunglass Hut brand. The acquisition was completed by June 1, 2011.

March

        During the first three months of 2011, we purchased on the Mercato Telematico Azionario ("MTA") 466,204 of our ordinary shares at an average price of Euro 22.45 per share, for a total amount of Euro 10,467,359, pursuant to the stock purchase program approved at the Stockholders' Meeting on October 29, 2009 and launched on November 16, 2009. This stock purchase program expired on April 28, 2011.

April

        At the Stockholders' Meeting on April 28, 2011, the stockholders approved the Statutory Financial Statements as of December 31, 2010, as proposed by the Board of Directors and the distribution of a cash dividend of Euro 0.44 per ordinary share, reflecting a year-over-year 26 percent increase. The aggregate dividend amount of Euro 204.6 million was fully paid in May 2011.

May

        On May 23, 2011, the Company announced that it had entered into an agreement pursuant to which it will exercise in advance, in July 2011, its call option on 57 percent of Multiopticas Internacional S.L.

("Multiopticas Internacional") share capital. The Company already owns a 40 percent stake in Multiopticas Internacional, which itself currently owns over 470 eyewear stores operating under the Opticas GMO, Econopticas and Sun Planet retail brands in Chile, Peru, Ecuador and Colombia.

        Once the call option is exercised (which is worth approximately Euro 95 million), the Company will own 97 percent of Multiopticas Internacional's share capital.

        Multiopticas Internacional is currently present in South America with more than 470 stores, as follows: 221 in Chile, 141 in Peru, 40 in Ecuador and 77 in Colombia. In 2010 they had total net sales exceeding Euro 80 million. Over the last four years, Compound Annual Growth Rate (CAGR) of net sales was more than 11 percent. It is expected that net sales for 2011 for the Multiopticas Internacional business could reach Euro 95 million.

        Under the terms of the agreement, the Company paid on July 13, 2011, 70 percent of the exercise price, determined on the basis of Multiopticas Internacional's sales and EBITDA values, at the time of the exercise of the call option. The remaining 30 percent of the exercise price will be paid by the end of 2011.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 5.8 billion in 2010, over 60,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 4 to the Condensed Consolidated Half Year Financial Report as of June 30, 2011 (unaudited) for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3268 in the first six months of 2010 to Euro 1.00 = U.S. $1.4032 in the same period of 2011. With the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations have also been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand of our products or the profitability in consolidation. However, in the first six months of 2011, the fluctuation of the Chinese Yuan did not significantly affect demand for our products or decrease our profitability in consolidation. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. This discussion should be read in conjunction with the risk factor discussion in Note 10 of the Management Report of the 2010 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

In accordance with IAS/IFRS

	Six months ended June 30,

Values in thousands of Euro	2011	% of net sales	2010	% of net sales

Net sales	3,189,646	100.0%	2,986,811	100.0%
Cost of sales	1,097,127	34.4%	1,029,545	34.5%

Gross profit	2,092,519	65.6%	1,957,265	65.5%

Selling	980,366	30.7%	937,529	31.4%
Royalties	57,052	1.8%	52,500	1.8%
Advertising	203,673	6.4%	196,488	6.6%
General and administrative	327,125	10.3%	299,640	10.0%
Intangibles amortization	40,069	1.3%	41,533	1.4%
Total operating expenses	1,608,285	50.4%	1,527,690	51.1%

Income from operations	484,234	15.2%	429,577	14.4%

Other income/(expense)
Interest income	7,235	0.2%	3,282	0.1%
Interest expense	(60,434)	1.9%	(51,571)	1.7%
Other—net	(2,896)	0.1%	(4,752)	0.2%

Income before provision for income taxes	428,140	13.4%	376,536	12.6%

Provision for income taxes	(147,221)	4.6%	(127,973)	4.3%

Net income	280,919	8.8%	248,562	8.3%

Attributable to
—Luxottica Group stockholders	276,781	8.7%	245,142	8.2%
—non-controlling interests	4,138	0.1%	3,419	0.1%

NET INCOME	280,919	8.8%	248,562	8.3%

        Net Sales.    Net sales increased by Euro 202.8 million, or 6.8 percent, to Euro 3,189.6 million in the first six months of 2011 from Euro 2,986.8 million in the same period of 2010. Euro 140.4 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the first six months of 2011 as compared to the same period in 2010 and to increased sales in the retail distribution segment of Euro 62.4 million for the same period.

        Net sales for the retail distribution segment increased by Euro 62.4 million, or 3.5 percent, to Euro 1,844.5 million in the first six months of 2011 from Euro 1,782.1 million in the same period in 2010. The increase in net sales for the period was partially attributable to a 5.6 percent improvement in comparable store sales5. In particular, we saw a 6.1 percent increase in comparable store sales for the North American retail operations, which was partially offset by almost flat comparable store sales of 0.3 percent for the Australian/New Zealand retail operations. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the weakening of the U.S. dollar, despite the strengthening of the Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 66.8 million during the period.

          5  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 140.4 million, or 11.7 percent, to Euro 1,345.1 million in the first six months of 2011 from Euro 1,204.7 million in the same period in 2010. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban and Oakley, and of some designer brands such as Chanel, Prada, Polo, Burberry and Tiffany. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were partially offset by negative currency fluctuations, in particular the weakening of the U.S. dollar, despite the strengthening of the Australian dollar and other minor currencies, including but not limited to the Brazilian Real, the Canadian Dollar and the Japanese Yen, the total effect of which was to decrease net sales to third parties in the manufacturing and wholesale distribution segment by Euro 9.6 million.

        In the first six months of 2011, net sales in the retail distribution segment accounted for approximately 57.8 percent of total net sales, as compared to approximately 59.7 percent of total net sales for the same period in 2010. This decrease in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 11.7 percent increase in net sales to third parties in our manufacturing and wholesale distribution segment for the first six months of 2011 as compared to the same period of 2010, which exceeded a 3.5 percent increase in net sales in the retail distribution segment for the first six months of 2011 as compared to the same period of 2010.

        In the first six months of 2011, net sales in our retail distribution segment in the United States and Canada comprised 81.8 percent of our total net sales in this segment as compared to 83.1 percent of our total net sales in the same period of 2010. In U.S. dollars, retail net sales in the United States and Canada increased by 7.7 percent to U.S. $2,116.2 million in the first six months of 2011 from U.S. $1,964.0 million for the same period in 2010, due to sales volume increases. During the first six months of 2011, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 18.2 percent of our total net sales in the retail distribution segment and increased by 11.5 percent to Euro 336.5 million in the first six months of 2011 from Euro 301.9 million, or 16.9 percent of our total net sales in the retail distribution segment for the same period in 2010, mainly due to positive currency fluctuation effects.

        In the first six months of 2011, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 682.0 million, comprising 50.7 percent of our total net sales in this segment, compared to Euro 622.0 million, or 51.6 percent of total net sales in the segment, for the same period in 2010. The increase in net sales in Europe of Euro 60.0 million in the first six months of 2011 as compared to the same period of 2010 constituted a 9.7 percent increase in net sales to third parties, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $422.5 million and comprised 22.4 percent of our total net sales in this segment for the first six months of 2011, compared to U.S. $366.2 million, or 22.9 percent of total net sales in the segment, for the same period of 2010. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand. In the first six months of 2011, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 362.0 million, comprising 26.9 percent of our total net sales in this segment, compared to Euro 306.7 million, or 25.5 percent of our net sales in this segment, in the same period of 2010. The increase of Euro 55.3 million, or 18.0 percent, in the first six months of 2011 as compared to the same period of 2010, was due to the positive effect of currency fluctuations as well as an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 67.6 million, or 6.6 percent, to Euro 1,097.1 million in the first six months of 2011 from Euro 1,029.5 million in the same period of 2010, essentially in line with the increase of net sales in the period. As a percentage of net sales, cost of sales decreased to 34.4 percent in the first six months of 2011 as compared to 34.5 percent in the same period of 2010. In the first six months of 2011, the average number of frames produced daily in our facilities increased to approximately 266,000 as compared to approximately 233,300 in the same period of 2010, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 135.2 million, or 6.9 percent, to Euro 2,092.5 million in the first six months of 2011 from Euro 1,957.3 million for the same period of 2010. As a percentage of net sales, gross profit increased to 65.6 percent in the first six months of 2011 as compared to 65.5 percent for the same period of 2010, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 80.6 million, or 5.3 percent, to Euro 1,608.3 million in the first six months of 2011 from Euro 1,527.7 million in the same period of 2010. As a percentage of net sales, operating expenses decreased to 50.4 percent in the first six months of 2011, from 51.1 percent in the same period of 2010.

        Selling and advertising expenses (including royalty expenses) increased by Euro 54.6 million, or 4.6 percent, to Euro 1,241.1 million in the first six months of 2011 from Euro 1,186.5 million in the same period of 2010. Selling expenses increased by Euro 42.8 million, or 4.6 percent. Advertising expenses increased by Euro 7.2 million, or 3.7 percent. Royalties increased by Euro 4.6 million, or 8.7 percent. As a percentage of net sales, selling and advertising expenses decreased to 38.9 percent in the first six months of 2011, compared to 39.7 percent for the same period of 2010, mainly due to efficiencies reached in managing our sales force.

        General and administrative expenses, including intangible asset amortization increased by Euro 26.0 million, or 7.6 percent, to Euro 367.2 million in the first six months of 2011 as compared to Euro 341.2 million in the same period of 2010. As a percentage of net sales, general and administrative expenses were 11.5 percent in the first six months of 2011 as compared to 11.4 percent in the same period of 2010.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 54.7 million, or 12.7 percent, to Euro 484.2 million in the first six months of 2011 from Euro 429.6 million in the same period of 2010. As a percentage of net sales, income from operations increased to 15.2 percent in the first six months of 2011 from 14.4 percent in the same period of 2010.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (56.1) million in the first six months of 2011 as compared to Euro (53.0) million in the same period of 2010. Net interest expense was Euro 53.2 million in the first six months of 2011 as compared to Euro 48.3 million in the same period of 2010. The increase in net interest expense is attributable to an increase in the cost of debt, mainly due to (i) the arrangement of new long-term debt, which has extended the average maturity of the Group's debt and (ii) a higher debt exposure in certain emerging markets where the Group now operates, where the cost of indebtedness is significantly higher as compared to the cost of indebtedness in markets where the Group historically has obtained financing.

        Net Income.    Income before taxes increased by Euro 51.6 million, or 13.7 percent, to Euro 428.1 million in the first six months of 2011 from Euro 376.5 million in the same period of 2010, for the reasons described above. As a percentage of net sales, income before taxes increased to 13.4 percent in the first six months of 2011 from 12.6 percent in the same period of 2010. Net income attributable to non-controlling interests increased to Euro 4.1 million in the first six months of 2011 as compared to Euro 3.4 million in the same period of 2010. Our effective tax rate was 34.4 percent in the first six months of 2011 as compared to 34.0 percent for the same period of 2010.

        Net income attributable to Luxottica Group stockholders increased by Euro 31.7 million, or 12.9 percent, to Euro 276.8 million in the first six months of 2011 from Euro 245.1 million in the same period of

2010. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 8.7 percent in the first six months of 2011 from 8.2 percent in the same period of 2010.

        Basic and diluted earnings per share were Euro 0.60 in the first six months of 2011 as compared to Euro 0.53 in the same period of 2010.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)

In accordance with IAS/IFRS

	Three months ended June 30,

Values in thousands of Euro	2011	% of net sales	2010	% of net sales

Net sales	1,633,544	100.0%	1,595,124	100.0%
Cost of sales	542,674	33.2%	529,756	33.2%

Gross profit	1,090,871	66.8%	1,065,367	66.8%

Selling	488,101	29.9%	484,763	30.4%
Royalties	28,509	1.7%	27,632	1.7%
Advertising	113,260	6.9%	115,345	7.2%
General and administrative	164,482	10.1%	157,875	9.9%
Intangibles amortization	19,701	1.2%	21,422	1.3%
Total operating expenses	814,053	49.8%	807,037	50.6%

Income from operations	276,819	16.9%	258,330	16.2%

Other income/(expense)
Interest income	5,148	0.3%	1,245	0.1%
Interest expense	(31,172)	1.9%	(26,932)	1.7%
Other—net	(1,152)	0.1%	(3,934)	0.2%

Income before provision for income taxes	249,642	15.3%	228,708	14.3%

Provision for income taxes	(85,822)	5.3%	(77,813)	4.9%

Net income	163,820	10.0%	150,895	9.5%

Attributable to
—Luxottica Group stockholders	162,087	9.9%	150,052	9.4%
—non-controlling interests	1,734	0.1%	843	0.1%

NET INCOME	163,820	10.0%	150,895	9.5%

        Net Sales.    Net sales increased by Euro 38.4 million, or 2.4 percent, to Euro 1,633.5 million in the three-month period ended June 30, 2011 from Euro 1,595.1 million in the same period of 2010. Euro 52.8 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the three-month period ended June 30, 2011 as compared to the same period in 2010, partially offset by decreased sales in the retail distribution segment of Euro 14.4 million for the same period.

        Net sales for the retail distribution segment decreased by Euro 14.4 million, or 1.5 percent, to Euro 929.6 million in the three-month period ended June 30, 2011 from Euro 944.0 million in the same period in 2010. The decrease in net sales for the period was attributable to negative currency fluctuations. The segment experienced a 5.4 percent improvement in comparable store sales6. In particular, there was a 5.8 percent increase in comparable store sales for the North American retail operations, which was partially curbed by almost flat comparable store sales of 0.6 percent for the Australian/New Zealand retail operations. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the weakening of the U.S. dollar, despite the strengthening of the Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 90.2 million during the period.

          6  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 52.8 million, or 8.1 percent, to Euro 704.0 million in the three-month period ended June 30, 2011 from Euro 651.2 million in the same period in 2010. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban, and of some designer brands such as Chanel, Polo, Burberry and Tiffany. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were partially decreased by negative currency fluctuations, in particular a weakening of the U.S. dollar and other minor currencies, including but not limited to the Brazilian Real, the Canadian dollar and the Japanese Yen, which decreased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 22.7 million, notwithstanding the strengthening of the Australian dollar.

        During the three-month period ended June 30, 2011, net sales in the retail distribution segment accounted for approximately 56.9 percent of total net sales, as compared to approximately 59.2 percent of total net sales for the same period in 2010. This decrease in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to an 8.1 percent increase in net sales to third parties in our manufacturing and wholesale distribution segment for the three-month period ended June 30, 2011 from the same period of 2010, as compared to a 1.5 percent decrease in net sales in the retail distribution segment for the three-month period ended June 30, 2011 from the same period of 2010.

        During the three-month period ended June 30, 2011, net sales in our retail distribution segment in the United States and Canada comprised 81.6 percent of our total net sales in this segment as compared to 83.5 percent of our total net sales in the same period of 2010. In U.S. dollars, retail net sales in the United States and Canada increased by 8.4 percent to U.S. $1,091.1 million in the three-month period ended June 30, 2011 from U.S. $1,007.0 million for the same period in 2010, due to sales volume increases. During the three-month period ended June 30, 2011, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 18.4 percent of our total net sales in the retail distribution segment and increased by 9.7 percent to Euro 170.9 million in the three-month period ended June 30, 2011 from Euro 155.8 million, or 16.5 percent of our total net sales in the retail distribution segment for the same period in 2010, mainly due to an increase in consumer demand.

        During the three-month period ended June 30, 2011, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 370.2 million, comprising 52.6 percent of our total net sales in this segment, compared to Euro 326.6 million, or 50.2 percent of total net sales in the segment, for the same period in 2010. The increase in net sales in Europe of Euro 43.6 million in the three-month period ended June 30, 2011 as compared to the same period of 2010 constituted a 13.3 percent increase in net sales to third parties, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $212.8 million and comprised 21.0 percent of our total net sales in this segment for the three-month period ended June 30, 2011, compared to U.S. $203.7 million, or 24.3 percent of total net sales in the segment, for the same period of 2010. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand. In the three-month period ended June 30, 2011, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 186.0 million, comprising 26.4 percent of our total net sales in this segment, compared to Euro 166.0 million, or 25.5 percent of our net sales in this segment, in the same period of 2010. The increase of Euro 20.0 million, or 12.0 percent, in the three-month period ended June 30, 2011 as compared to the same period of 2010, was due to an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 12.9 million, or 2.4 percent, to Euro 542.7 million in the three-month period ended June 30, 2011 from Euro 529.8 million in the same period of 2010, essentially in line with the increase of net sales in the period. As a percentage of net sales, cost of sales remained flat at 33.2 percent in the three-month periods ended June 30, 2011 and 2010. The average number of frames produced daily in our facilities increased to approximately 280,700 in the three-month period ended June 30, 2011, as compared to approximately 243,200 in the same period of 2010, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 25.5 million, or 2.4 percent, to Euro 1,090.9 million in the three-month period ended June 30, 2011 from Euro 1,065.4 million for the same period of 2010. As a percentage of net sales, gross profit remained flat at 66.8 percent in the three-month periods ended June 30, 2011 and 2010, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 7.1 million, or 0.9 percent, to Euro 814.1 million in the three-month period ended June 30, 2011 from Euro 807.0 million in the same period of 2010. As a percentage of net sales, operating expenses decreased to 49.8 percent in the three-month period ended June 30, 2011, from 50.6 percent in the same period of 2010.

        Selling and advertising expenses (including royalty expenses) increased by Euro 2.2 million, or 0.3 percent, to Euro 629.9 million in the three-month period ended June 30, 2011 from Euro 627.7 million in the same period of 2010. Selling expenses increased by Euro 3.3 million, or 0.7 percent. Advertising expenses decreased by Euro 2.1 million, or 1.8 percent. Royalties increased by Euro 0.9 million, or 3.2 percent. As a percentage of net sales, selling and advertising expenses decreased to 38.6 percent in the three-month period ended June 30, 2011, compared to 39.4 percent for the same period of 2010, mainly due to efficiencies reached in managing our sales force.

        General and administrative expenses, including intangible asset amortization increased by Euro 4.9 million, or 2.7 percent, to Euro 184.2 million in the three-month period ended June 30, 2011 as compared to Euro 179.3 million in the same period of 2010. As a percentage of net sales, general and administrative expenses were 11.3 percent in the three-month period ended June 30, 2011 as compared to 11.2 percent in the same period of 2010.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 18.5 million, or 7.2 percent, to Euro 276.8 million in the three-month period ended June 30, 2011 from Euro 258.3 million in the same period of 2010. As a percentage of net sales, income from operations increased to 16.9 percent in the three-month period ended June 30, 2011 from 16.2 percent in the same period of 2010.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (27.2)  million in the three-month period ended June 30, 2011 as compared to Euro (29.6) million in the same period of 2010. Net interest expense was Euro 26.0 million in the three-month period ended June 30, 2011 as compared to Euro 25.7 million in the same period of 2010. Net interest expense remained substantially unchanged in the three-month period ended June 30, 2011 as compared to the same period of 2010, although the arrangement of new long-term debt has extended the average maturity of the Group's debt, resulting in a higher debt exposure in certain emerging markets where the Group now operates.

        Net Income.    Income before taxes increased by Euro 20.9 million, or 9.2 percent, to Euro 249.6 million in the three-month period ended June 30, 2011 from Euro 228.7 million in the same period of 2010, for the reasons described above. As a percentage of net sales, income before taxes increased to 15.3 percent in the three-month period ended June 30, 2011 from 14.3 percent in the same period of 2010. Net income attributable to non-controlling interests increased to Euro 1.7 million in the three-month period ended June 30, 2011 as compared to Euro 0.8 million in the same period of 2010. Our effective tax rate was 34.4 percent in the three-month period ended June 30, 2011 as compared to 34.0 percent for the same period of 2010.

        Net income attributable to Luxottica Group stockholders increased by Euro 12.0 million, or 8.0 percent, to Euro 162.1 million in the three-month period ended June 30, 2011 from Euro 150.1 million in the same period of 2010. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 9.9 percent in the three-month period ended June 30, 2011 from 9.4 percent in the same period of 2010.

        Basic and diluted earnings per share were Euro 0.35 in the three-month period ended June 30, 2011 as compared to Euro 0.33 in the same period of 2010.

OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows included in Item 2 of this report.

		As of June 30, 2011	As of June 30, 2010
		(unaudited) (thousands of Euro)

A)	Cash and cash equivalents at the beginning of the period	679,852	380,081
B)	Cash provided by operating activities	272,300	257,678
C)	Cash used in investing activities	(162,508)	(170,773)
D)	Cash used in financing activities	(279,804)	(185,549)
	Change in bank overdrafts	17,892	15,600
	Effect of exchange rate changes on cash and cash equivalents	(19,335)	40,612
E)	Net change in cash and cash equivalents	(171,455)	(42,432)

F)	Cash and cash equivalents at the end of the period	508,397	337,649

        Operating activities.    Our cash provided by operating activities was Euro 272.3 million and Euro 257.7 million for the first six months of 2011 and 2010, respectively.

        Depreciation and amortization were Euro 150.9 million in the first six months of 2011 as compared to Euro 148.4 million in the same period of 2010.

        Cash used in accounts receivable was Euro (179.7) million in the first six months of 2011, compared to Euro (162.8) million in the same period of 2010. This change was primarily due to an increase in sales volume in the first six months of 2011 as compared to the same period of 2010. Cash (used in)/generated by inventory was Euro (9.5) million in the first six months of 2011 as compared to Euro 0.4 million in the same period of 2010. The increase in inventory in the first six months of 2011 is mainly attributable to currency fluctuations effects. Cash (used in)/generated by accounts payable was Euro (40.0) million in the first six months of 2011 compared to Euro 20.6 million in the same period of 2010. This change is mainly due to increased purchases at our manufacturing facilities in the first six months of 2011. Cash generated by income taxes payable was Euro 7.5 million in the first six months of 2011 as compared to Euro 23.6 million in the same period of 2010. This change was mainly due to the timing of tax payments made by the Group in the different jurisdictions. Cash generated by / (used in) other assets/liabilities was Euro 49.5 million in the first six months of 2011 as compared to Euro (21.8) million in the same period of 2010. This change is mainly due to the Euro 55.0 million reduction of tax receivables that occurred in the first six months of 2011 primarily in the North American subsidiaries and to Euro (25.9) million of cash invested in the security portfolio that occurred in the first six months of 2010.

        Investing activities.    Our cash used in investing activities was Euro (162.5) million for the first six months of 2011 as compared to Euro (170.8) million for the same period in 2010. The cash used in investing activities primarily consisted of (i) Euro (131.6) million in capital expenditures in the first six months of 2011 as compared to Euro (82.9) million in the same period of 2010, (ii) the acquisition of two retail chains of Euro (19.5) million, the acquisition of a retail chain in Australia of Euro (6.0) million and other minor acquisitions of Euro (5.4) million in the first six months of 2011 as compared to the acquisition of the purchase of the remaining minority interest of Luxottica Turkey for a total amount of Euro (61.8) million and other minor acquisitions for a total amount of Euro (12.5), which occurred in the first six months of 2010 and (iii) Euro (20.7) million for the payment of the second installment of the purchase price for the acquisition of a 40 percent investment in Multiopticas Internacional S.L., which occurred in the first three months of 2010.

        Financing activities.    Our cash used in financing activities for the first six months of 2011 and 2010 was Euro (279.8) million and Euro (185.5) million, respectively. Cash used in financing activities for the first six months of 2011 consisted primarily of Euro (95.2) million used to repay long-term debt expiring during the first six months of 2011 and Euro (204.6) million in cash used to pay dividends. Cash (used in)/provided by financing activities for the first six months of 2010 consisted primarily of the proceeds of Euro 281.9 million from long-term debt borrowings, Euro (301.4) million in cash used to repay long-term debt expiring during the first six months of 2010 and Euro (169.3) million in cash used to pay dividends.

OUR CONSOLIDATED BALANCE SHEET

In accordance with IAS/IFRS

ASSETS	June 30, 2011 (unaudited)	December 31, 2010 (audited)
	(thousands of Euro)

CURRENT ASSETS:
Cash and cash equivalents	508,397	679,852
Accounts receivable—net	812,972	655,892
Inventories—net	586,035	590,036
Other assets	204,460	226,759

Total current assets	2,111,864	2,152,539
NON CURRENT ASSETS:
Property, plant and equipment—net	1,192,194	1,229,130
Goodwill	2,725,907	2,890,397
Intangible assets—net	1,058,086	1,155,007
Investments	53,568	54,083
Other assets	144,042	148,125
Deferred tax assets	369,060	364,299

Total non-current assets	5,542,856	5,841,040

TOTAL ASSETS	7,654,720	7,993,579

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2011 (unaudited)	December 31, 2010 (audited)

CURRENT LIABILITIES:
Bank overdrafts	187,051	158,648
Current portion of long-term debt	230,381	197,566
Accounts payable	481,444	537,742
Income taxes payable	66,119	60,067
Other liabilities	558,020	549,280

Total current liabilities	1,523,015	1,503,303
NON-CURRENT LIABILITIES:
Long-term debt	2,209,278	2,435,071
Liability for termination indemnity	44,742	45,363
Deferred tax liabilities	416,054	429,848
Other liabilities	265,478	310,590

Total non-current liabilities	2,935,552	3,220,872
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	3,182,845	3,256,375
Non-controlling interests	13,308	13,029

Total stockholders' equity	3,196,153	3,269,404

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	7,654,720	7,993,579

        As of June 30, 2011, total assets decreased by Euro 338.9 million to Euro 7,654.7 million, compared to Euro 7,993.6 million as of December 31, 2010.

        In the first six months of 2011, non-current assets decreased by Euro 298.1 million, due to decreases in net intangible assets (including goodwill) of Euro 261.4 million, property, plant and equipment—net of Euro 36.9 million, investments of Euro 0.5 million and other assets of Euro 4.1 million partially offset by increases of deferred tax assets of Euro 4.8 million.

        The decrease in net intangible assets was primarily due to the negative effects of foreign currency fluctuations of Euro 238.7 million and to the amortization for the period of Euro 42.2 million.

        The decrease in property, plant and equipment was primarily due to negative currency fluctuation effects of Euro 58.8 million and to the depreciation for the period of Euro 108.7, partially offset by the increases for the period of Euro 131.7 million.

        As of June 30, 2011, as compared to December 31, 2010:

  •
  Accounts receivable increased by Euro 157.1 million, mainly due to the increase in net sales during the first six months of 2011;

  •
  Non-current liabilities decreased by Euro 285.3 million due to (i) the decrease of long-term debt by Euro 225.8 million, due to the reclassification of the short-term portion of Euro 137.5 million, (ii) the positive effect of currency fluctuations which decreased non-current liabilities by Euro 71.6 million and (iii) the decrease of interest rate derivatives as a result of an increase in interest rates, compared to December 31, 2010.

Our net financial position as of June 30, 2011 and December 31, 2010 was as follows:

(thousands of Euro)	June 30, 2011 (unaudited)	December 31, 2010 (audited)

Cash and cash equivalents	508,397	679,852
Bank overdrafts	(187,051)	(158,648)
Current portion of long-term debt	(230,381)	(197,566)
Long-term debt	(2,209,278)	(2,435,071)

Total	(2,118,313)	(2,111,433)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group.

        As of June 30, 2011, we, together with our wholly-owned Italian subsidiary Luxottica S.r.l., had credit lines aggregating Euro 326.8 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 0.45 percent. As of June 30, 2011, we had utilized Euro 0.1 million of these credit lines.

        As of June 30, 2011, our wholly-owned subsidiary Luxottica U.S. Holdings maintained unsecured lines of credit with an aggregate maximum availability of Euro 92.8 million (U.S. $134.1 million). The interest rate is a floating rate and is approximately USD LIBOR plus 80 basis points. At June 30, 2011, these lines were not used.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding the related party transactions, please refer to Note 27 to the Condensed Consolidated Half Year Financial Report as of June 30, 2011 (unaudited).

5.     ADAPTATION TO THE ARTICLES 36-39 OF THE REGULATED MARKETS

        On July 13, 2011, Luxottica Group S.p.A. acquired control of the capital stock of the Spanish company Multiopticas Internacional S.L. That company controls the following entities based in countries outside of the European Union:

  •
  OPTICAS GMO CHILE SAS, based in Chile;

  •
  OPTICAS GMO COLOMBIA SAS, based in Colombia;

  •
  OPTICAS GMO PERÚ SAC, based in Peru;

  •
  OPTICAS GMO ECUADOR SA, based in Ecuador.

        The companies OPTICAS GMO CHILE SAS, OPTICAS GMO COLOMBIA SAS and OPTICAS GMO PERÚ SAC are within the scope of the provisions of articles 36-39 of the CONSOB Market Regulation. For this reason, the Company has prepared a compliance plan pursuant to the provisions of CONSOB Market Regulation, which will be completed within the time limits set by law.

        In particular, the Company:

  •
  as set out in Part III, Title II, Chapter II, Section V of Regulation No. 11971/1999 and subsequent amendments, will make available the balance sheet and income statement of the aforementioned subsidiaries established in states outside the European Union, used to prepare the consolidated financial statements.

  •
  will extend to the abovementioned companies the internal procedures under which it is requested to all Group companies to release a quarterly representation letter that is a self-certification of the completeness of the accounting information and controls in place, necessary for the preparation of the consolidated financial statements of the parent.

  •
  will ensure that subsidiaries outside of Europe also declare in these representation letters their commitment to provide auditors of the Company with the information necessary to conduct their monitoring of the parent's annual and interim period financial statements. This representation letter will require that the subsidiaries declare the suitability of the administrative—accounting system to provide management and the Company's external auditors with the information necessary to prepare consolidated financial statements and ensure the adequacy of the parent's internal controls.

        The Company already has the statute, composition and powers of governing bodies of the aforementioned non-European subsidiaries.

        The Company will comply with the provisions of the Market Regulation within six months after completion of the acquisition and will provide information on the state of compliance in the financial documents issued under Regulation 11971/1999.

6.     SUBSEQUENT EVENTS

        On July 13, 2011, the Company purchased an additional equity stake in Multiopticas Internacional S.L. for a total purchase price of Euro 65.8 million, increasing our ownership interest to approximately 86.0 percent.

        The acquisition of the remaining 11 percent, which will bring our ownership to 97 percent, will be completed by the end of the year.

        The acquisition will be accounted for as a business combination in accordance with IFRS 3—revised. The Company uses different methods to determine acquired assets and assumed liabilities and all valuations have not been concluded yet as of the date in which this Report has been authorized to be issued.

7.     2011 OUTLOOK

        Management strongly believes that the results obtained in the first six months of 2011 provide us an excellent basis to look with confidence to the second half of 2011.

NON-IAS/IFRS MEASURES

Adjusted measures

        We use in this Management Report certain performance measures that are not in accordance with IAS/IFRS. Such non-IAS/IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IAS/IFRS measures are explained in detail and reconciled to their most comparable IAS/IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        We have made such adjustments to the following measures: EBITDA, EBITDA margin and net income.

        For comparative purposes, management has adjusted each of the foregoing measures by excluding the following:

  (a)
  a non-recurring gain in 2010 from the release of a provision for taxes of approximately U.S. $27 million (approximately Euro 20 million at December 31, 2010) related to the sale of the Things Remembered retail chain in 2006; and

  (b)
  a non-recurring loss in the fourth quarter of 2010 from the impairment charge recorded of approximately Euro 20 million related to certain of the Company's assets in the Australian region.

        The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company's operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company's operating performance.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations. See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measure or, in the case of adjusted EBITDA, to EBITDA, which is also a non-IAS/IFRS measure. For reconciliation of EBITDA to its most directly comparable IAS/IFRS measure, see the pages following the tables below:

Non-IAS/IFRS Measures: Reconciliation between reported and adjusted P&L items

	FY10
	EBITDA	Net Income
	Millions of Euro

Reported	1,013.8	402.2
> Adjustment for goodwill impairment charge	20.4	20.4
> Adjustment for discontinued operations	—	(19.9)
Adjusted	1,034.2	402.7

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not measures of performance under IAS/IFRS. We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

	2Q 2010	2Q 2011	H1 2010	H1 2011	FY10(1)	LTM June 30, 2011
	Millions of Euro

Net income/(loss)	150.1	162.1	245.1	276.8	402.7	434.4
(+)
Net income attributable to non-controlling interest	0.8	1.7	3.4	4.1	5.1	5.8
(+)
Provision for income taxes	77.8	85.8	128.0	147.2	218.2	237.4
(+)
Other (income)/expense	29.6	27.2	53.0	56.1	106.6	109.7
(+)
Depreciation & amortization	77.0	75.3	148.4	150.9	301.6	304.1
(+)

EBITDA	335.4	352.2	578.0	635.1	1,034.2	1,091.4
(=)
Net sales	1,595.1	1,633.5	2,986.8	3,189.6	5,798.0	6,000.8
(/)
EBITDA margin	21.0%	21.6%	19.4%	19.9%	17.8%	18.2%
(=)

(1)
Net income as of Dec. 31, 2010 excluding impairment and discontinued operations. EBITDA as of Dec. 31, 2010 excluding impairment.

Free Cash Flow

        Free cash flow represents net income before noncontrolling interests, taxes, other income/expense, depreciation and amortization (i.e., EBITDA) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not a measure of performance under IAS/IFRS. We include it in this Management Report in order to:

  •
  Improve transparency for investors;

  •
  Assist investors in their assessment of our operating performance and our ability to generate cash from operations in excess of our cash expenses;

  •
  Ensure that this measure is fully understood in light of how we evaluate our operating results;

  •
  Properly define the metrics used and confirm their calculation; and

  •
  Share this measure with all investors at the same time.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure:

Non-IAS/IFRS Measure: Free cash flow

2Q 2011
Millions of Euro

EBITDA(1)	352
Δ working capital	(8)
Capex	(74)

Operating cash flow	270
Financial charges(2)	(26)
Taxes	(89)
Extraordinary charges(3)	(1)

Free cash flow	154

(1)
EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income.

(2)
Equals interest income minus interest expense.

(3)
Equals extraordinary income minus extraordinary expense.

Net debt to EBITDA ratio

        Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company's operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. The ratio of net debt to EBITDA is a measure used by management to assess the Company's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

        We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

  •
  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IAS/IFRS measure, see the table on the earlier page.

Non-IAS/IFRS Measure: Net debt and Net debt/EBITDA

	June 30, 2011		Dec. 31, 2010(1)
	Millions of Euro

Long-term debt	2,209.3		2,435.1
(+)
Current portion of long-term debt	230.4		197.6
(+)
Bank overdrafts	187.1		158.6
(+)
Cash	(508.4)		(679.9)
(-)
Net debt	2,118.3		2,111.4
(=)
LTM EBITDA	1,091.4		1,034.2
Net debt/LTM EBITDA	1.9	x	2.0	x
Net debt @ avg. exchange rates(2)	2,187.9		2,116.2
Net debt @ avg. exchange rates(2)/LTM EBITDA	2.0	x	2.0	x

(1)
EBITDA as of December 31, 2010 excluding impairment

(2)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION—IAS/IFRS(*)

	Note reference	June 30, 2011 (unaudited)	December 31, 2010 (audited)
		(Thousands of Euro)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5	508,397	679,852
Accounts receivable—net	6	812,972	655,892
Inventories—net	7	586,035	590,036
Other assets	8	204,460	226,759

Total current assets		2,111,864	2,152,539
NON-CURRENT ASSETS:
Property, plant and equipment—net	9	1,192,194	1,229,130
Goodwill	10	2,725,907	2,890,397
Intangible assets—net	10	1,058,086	1,155,007
Investments	11	53,568	54,083
Other assets	12	144,042	148,125
Deferred tax assets	13	369,060	364,299

Total non-current assets		5,542,856	5,841,040

TOTAL ASSETS		7,654,720	7,993,579

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank overdrafts	14	187,051	158,648
Current portion of long-term debt	15	230,381	197,566
Accounts payable	16	481,444	537,742
Income taxes payable	17	66,119	60,067
Other liabilities	18	558,020	549,280

Total current liabilities		1,523,015	1,503,303
NON-CURRENT LIABILITIES:
Long-term debt	19	2,209,278	2,435,071
Liability for termination indemnities	20	44,742	45,363
Deferred tax liabilities	21	416,054	429,848
Other liabilities	22	265,478	310,590

Total non-current liabilities		2,935,552	3,220,872
STOCKHOLDERS' EQUITY
Luxottica Group stockholders' equity	23	3,182,845	3,256,375
Non-controlling interests	24	13,308	13,029

Total stockholders' equity		3,196,153	3,269,404

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		7,654,720	7,993,579

(*)    In accordance with IAS/IFRS

See notes to the consolidated financial statements

CONSOLIDATED STATEMENT OF INCOME—IAS/IFRS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010—IAS/IFRS (UNAUDITED)(*)

	Note reference	2011	2010
		(Thousands of Euro)(1)

Net sales	25	3,189,646	2,986,811
Cost of sales	25	1,097,127	1,029,545

Gross profit		2,092,519	1,957,265

Selling	25	980,366	937,529
Royalties	25	57,052	52,500
Advertising	25	203,673	196,488
General and administrative	25	327,125	299,640
Intangibles amortization	25	40,069	41,533
Total operating expenses		1,608,285	1,527,690

Income from operations		484,234	429,577

Other income/(expense)
Interest income	25	7,235	3,282
Interest expense	25	(60,434)	(51,571)
Other—net	25	(2,896)	(4,752)

Income before provision for income taxes		428,140	376,536

Provision for income taxes	25	(147,221)	(127,973)

Net income		280,919	248,562

Of which attributable to:
—Luxottica Group stockholders	25	276,781	245,143
—Non-controlling interests	25	4,138	3,419

NET INCOME		280,919	248,562

Weighted average number of shares outstanding:
Basic		460,118,653	458,551,310
Diluted		462,153,860	460,301,289
Earnings per share:
Basic		0.60	0.53
Diluted		0.60	0.53

(1)
Except per share data

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010—IAS/IFRS (UNAUDITED)(*)

	June 30, 2011 (unaudited)	June 30, 2010 (unaudited)
	(Thousands of Euro)

Net income	280,919	248,562
Other comprehensive income:
Cash flow hedge—net of tax	11,886	(12,194)
Currency translation differences	(183,405)	369,073
Actuarial gain/(loss) on postemployment benefit obligations	339	(1,873)
Total other comprehensive income—net of tax	(171,180)	355,006

Total comprehensive income for the period	109,739	603,567

Attributable to:
—Luxottica Group stockholders' equity	107,416	599,223
—Non-controlling interests	2,323	4,344

Total comprehensive income for the period	109,739	603,567

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY—IAS/IFRS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (UNAUDITED)(*)

	Capital stock
			Legal reserve	Additional paid-in capital	Retained earnings	Stock-Options reserve	Translation of foreign operations and other	Treasury shares	Stockholders' equity	Non- controlling interests
	Number of shares	Amount
	(Thousands of Euro)

Balance as of January 1, 2010	464,386,383	27,863	5,561	166,912	2,900,213	124,563	(405,160)	(82,713)	2,737,239	16,376

Net income	—	—	—	—	245,142	—	—	—	245,142	3,419
Other comprehensive income:
Currency translation differences and other	—	—	—	—	—	—	368,148	—	368,148	925
Cash flow hedge—net of tax effect of Euro 3.5 million	—	—	—	—	(12,194)	—	—	—	(12,194)	—
Actuarial gains/(losses) on postemployment benefit obligation net of tax effect of Euro 0.7 million	—	—	—	—	(1,873)	—	—	—	(1,873)	—

Total comprehensive income as of June 30, 2010	—	—	—	—	231,077	—	368,148	—	599,223	4,344

Exercise of stock options	689,900	41	—	8,956	—	—	—	—	8,997	—
Non-cash stock-based compensation net of tax effect of Euro 0.8 million	—	—	—	—	—	12,859	—	—	12,859	—
Investment in treasury shares including tax effect of Euro 6.1 million	—	—	—	10,004	—	—	—	(14,749)	(4,745)	—
Dividends (Euro 0.35 per share)	—	—	—	—	(160,630)	—	—	—	(160,630)	(8,686)
Allocation to legal reserve	—	—	17	—	(17)	—	—	—	—	—

Balance as of June 30, 2010	465,076,283	27,904	5,578	185,872	2,970,643	137,422	(37,012)	(97,462)	3,192,943	12,034

Balance as of January 1, 2011	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029

Net income	—	—	—	—	276,781	—	—	—	276,781	4,138
Other comprehensive income:
Currency translation differences and other	—	—	—	—	—	—	(181,590)	—	(181,590)	(1,815)
Cash flow hedge—net of tax of Euro 5.3 million	—	—	—	—	11,886	—	—	—	11,886	—
Actuarial gain/(loss) net of tax effect of Euro 0.2 million	—	—	—	—	339	—	—	—	339	—

Total comprehensive income as of June 30, 2011	—	—	—	—	289,006	—	(181,590)	—	107,416	2,323

Exercise of stock options	801,133	48	—	11,488	—	—	—	—	11,536	—
Non-cash stock-based compensation net of tax effect of Euro 1.3 million	—	—	—	—	—	20,514	—	—	20,514	—
Investment in treasury shares	—	—	—	—	—	—	—	(10,473)	(10,473)	—
Dividends (Euro 0.44 per share)	—	—	—	—	(202,524)	—	—	—	(202,524)	(2,044)
Allocation to legal reserve	—	—	22	—	(22)	—	—	—	—	—

Balance as of June 30, 2011	466,878,343	28,012	5,600	230,311	3,216,246	179,698	(354,021)	(123,002)	3,182,845	13,308

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010—IAS/IFRS (UNAUDITED)(*)

	2011	2010
	(Thousands of Euro)

Net income	280,919	248,562
Stock-based compensation	19,191	13,675
Depreciation and amortization	150,906	148,421
Net loss on disposals of fixed assets and other	6,692	4,627
Other non-cash items(**)	(13,106)	(17,609)
Changes in accounts receivable	(179,746)	(162,755)
Changes in inventories	(9,504)	402
Changes in accounts payable	(40,045)	20,628
Changes in other assets/liabilities	49,472	(21,837)
Changes in income taxes payable	7,521	23,564
Total adjustments	(8,619)	9,116
Cash provided by operating activities	272,300	257,678
Property, plant and equipment
—Additions	(131,582)	(82,889)
Purchases of businesses—net of cash acquired(***)	(30,926)	(74,320)
Sales of businesses—net of cash disposed	—	7,120
Investments in equity investees	—	(20,684)

Cash used in investing activities	(162,508)	(170,773)

(*)
In accordance with IAS/IFRS

(**)
Other non-cash items include deferred taxes for Euro (13.0) million (Euro (11.2) million as of June 30, 2010), gain on sale of business of Euro 0.0 million (Euro (7.1) million as of June 30, 2010) and other non-cash items for Euro (0.1) million (Euro 0.6 million as of June 30, 2010).

(***)
Purchases of business—net of cash acquired refer to the purchases in the first six months of 2011 (i) of two chains in Mexico for Euro 19.5 million, (ii) of a chain in Australia for Euro 6.0 million, (iii) of minor acquisitions for Euro 5.4 million. In the same period of 2010 such purchases referred to the purchase of the non-controlling interests in the Turkey subsidiary Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi for Euro 61.8 million and other acquisitions for Euro 12.5 million.

See notes to the consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010—IAS/IFRS (UNAUDITED)(*)

	2011	2010
	(Thousands of Euro)

Long-term debt:
—Proceeds	—	281,893
—Repayments	(95,196)	(301,439)

Increase/(decrease) in overdraft balances	18,896	(7,043)
Exercise of stock options	11,537	8,996
(Purchase)/sale of treasury shares	(10,473)	1,360
Dividends	(204,568)	(169,316)

Cash used in financing activities	(279,804)	(185,549)

Decrease in cash and cash equivalents	(170,012)	(98,644)

Cash and cash equivalents, beginning of the period	664,957	346,624

Effect of exchange rate changes on cash and cash equivalents	(19,335)	40,612

Cash and cash equivalents, end of the period	475,610	288,592

Supplemental disclosure of cash flows information:

	2011	2010

Cash paid during the period for interest	69,898	59,815
Cash paid during the period for income taxes	95,571	93,072

        The following is a reconciliation between the balance of cash and cash equivalents according to the consolidated statement of cash flows and the balance of cash and cash equivalents according to the consolidated balance sheets:

	2011	2010

Cash and cash equivalents according to the consolidated statement of cash flows (net of bank overdrafts)	475,610	288,592
Bank overdrafts	32,787	49,057
Cash and cash equivalents according to the consolidated balance sheets	508,397	337,649

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

Luxottica Group S.p.A.

Headquarters and registered office • Via C. Cantù 2—20123 Milan, Italy
 Capital Stock: € 28,012,700.58
authorized and issued

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT
As of JUNE 30, 2011
(UNAUDITED)

1.  BACKGROUND

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located at Via C. Cantù 2, 20123 Milan (Italy).

        The Company is controlled by Delfin S.à r.l., based in Luxembourg. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.à r.l.

        The Company's Board of Directors, at its meeting on July 25, 2011, approved this Condensed Consolidated Half Year Financial Report (hereinafter referred to as the "Half Year Financial Report") for publication.

        The financial statements included in this Half Year Financial Report are unaudited.

2.  BASIS OF PREPARATION

        This Half Year Financial Report has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 dated February 24, 1998.

        The financial statements included in the Half Year Financial Report (the "Half Year Financials") have been prepared in compliance with the International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("IAS/IFRS"), and in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting.

        The principles and standards used in the preparation of this unaudited Half Year Financial report are consistent with those used in preparing the audited consolidated financial statements as of December 31, 2010, except as described in Note 3—"New Accounting Standards".

        In particular, this Half Year Financial report has been prepared on a going concern basis. Management believes that there are no material uncertainties that may cast significant doubt upon the Group's ability to continue as a going concern.

        The consolidated financial statements in this report are composed of the consolidated statements of financial position, the consolidated statements of income, the consolidated statements of comprehensive income, the consolidated statements of stockholders' equity, the consolidated statements of cash flows and these Notes to the Half Year Financial Report.

        The preparation of an interim report requires management to use estimates and assumptions that affect the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, when all the necessary information is available, unless there are indicators requiring immediate impairment testing. Similarly, the actuarial

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

2.  BASIS OF PREPARATION (Continued)

calculations necessary to calculate certain employee benefit liabilities, the changes to most deferred tax assets and liabilities and the impact of share-based payments are normally carried out when the audited consolidated financial statements for the fiscal year are prepared.

        Lastly, with reference to Consob resolution no. 15519 of July 27, 2006, which addresses the format of the financial statements, the Company has not included any specific supplements to the statement of income, statement of financial position or statement of cash flows showing related party transactions, as these are immaterial. Please see Note 27—"Related Party Transactions" for additional details regarding transactions with related parties.

CONSOLIDATION AREA

        In the first six months of 2011 there were no significant changes to the consolidation area.

3.  NEW ACCOUNTING STANDARDS

        Beginning in 2011, the Group applied the following new accounting standards, amendments and interpretations, as revised by the IASB:

    IFRS 3—Business Combinations: The amendment, applicable for annual periods beginning on or after July 1, 2010, clarifies that contingent consideration balances arising from business combinations whose acquisition date preceded the date when an entity first applied IFRS 3 as issued in 2008, do not have to be adjusted upon application of this IFRS. The amendment also clarifies that for each business combination, the acquirer shall measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle the holder to a proportionate share of the entity's net assets in the event of liquidation. The amendment also specifies that an acquirer must measure a liability or an equity instrument related to share-based payment transactions of the acquiree or the replacement of an acquiree's share-based payment transactions with share-based payment transactions of the acquirer in accordance with the method set forth in IFRS 2 at the acquisition date. The amendment had no significant effects on the Group consolidated financial statements as of June 30, 2011.

    IAS 24 (revised)—Related party disclosures, issued in November 2009. It supersedes IAS 24, Related party disclosures, issued in 2003. The revised standard, mandatory for periods beginning on or after January 1, 2011, clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The amendment had no significant effects on the Group consolidated financial statements as of June 30, 2011.

    IFRIC 14 amendments—Prepayments of a minimum funding requirement, issued in November 2009. The amendments, effective for annual periods beginning January 1, 2011, correct an unintended consequence of IFRIC 14, IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interactions. Without the amendments, entities are not permitted to recognize as an asset certain voluntary prepayments for minimum funding contributions. The amendments had no significant effects on the Group consolidated financial statements as of June 30, 2011.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

3.  NEW ACCOUNTING STANDARDS (Continued)

    IFRIC 19—Extinguishing financial liabilities with equity instruments, issued in November 2009, is effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished.

    IAS 32 amendment—Classification of rights issues, issued in October 2009. The amendment, applicable to annual periods beginning on or after February 1, 2010, addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. The amendment applies retrospectively in accordance with IAS 8—Accounting policies, changes in accounting estimates and errors. The amendment had no significant effects on the Group consolidated financial statements as of June 30, 2011.

    IFRS 7—Financial Instruments: Disclosures. The amendment, applicable to annual periods beginning on or after July 1, 2010, emphasizes the interaction between qualitative and quantitative disclosures about the nature and extent of risks arising from financial liabilities. The amendment eliminates the requirement to disclose the carrying amount of financial assets that would otherwise be past due or impaired where their terms were renegotiated. The amendment also eliminates the requirement to disclose the fair value of collateral and other credit enhancements, which can be potentially misleading, although an entity is still required to disclose a description of the collateral and its financial effects. The amendment had no significant effects on the Group consolidated financial statements as of June 30, 2011.

    IAS 1—Presentation of Financial Statements. The amendment, applicable to annual periods beginning on or after January 1, 2011, requires, either in the statement of changes in equity or in the notes, an analysis of other comprehensive income by item. The amendment had no significant effects on the Group consolidated financial statements as of June 30, 2011.

    IAS 27—Consolidated and separate financial statements. The amendment clarifies the transition requirements for amendments arising as a result of IAS 27. The amendment had no significant effects on the Group consolidated financial statements as of June 30, 2011.

    IAS 34—Interim Financial Reporting. The amendment clarifies that the information included in the interim financial reporting on significant transactions and events should update the relevant information presented in the most recent annual report. The amendment had no significant effects on the Group consolidated financial statements as of June 30, 2011.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

3.  NEW ACCOUNTING STANDARDS (Continued)

Amendments and interpretations of existing principles which are effective for reporting periods beginning after January 1, 2011, and not early adopted

    IFRS 9—Financial instruments, issued in November 2009. This standard is the first step in the process to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The standard is not applicable until January 1, 2013, but is available for early adoption. The Group has not early adopted and has not yet assessed IFRS 9's full impact.

4.  SEGMENT REPORTING

        In accordance with IFRS 8—Operating Segments the segment reporting schedules are provided below using a reporting format which includes two market segments: the first relates to Manufacturing and Wholesale Distribution ("Wholesale"), while the second relates to Retail Distribution ("Retail").

        The following table provides information by business segment, which management considers necessary to assess the Group's performance and to make future determinations relating to the allocation of resources.

(thousands of Euro)	Manufacturing and wholesale distribution	Retail distribution	Inter-segment transactions and corporate adjustments	Consolidated

Six months ended June 30, 2011 (unaudited)
Net sales	1,345,101	1,844,545	—	3,189,646
Income from operations	336,328	226,562	(78,655)	484,234
Capital expenditures	46,169	85,413	—	131,582
Depreciation and amortization	41,523	69,313	40,069	150,906
Six months ended June 30, 2010 (unaudited)
Net sales	1,204,678	1,782,133	—	2,986,811
Income from operations	277,325	224,584	(72,333)	429,576
Capital expenditures	37,496	45,393	—	82,889
Depreciation and amortization	38,223	68,666	41,533	148,421

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

5.  CASH AND CASH EQUIVALENTS

(thousands of Euro)	As of June 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Cash at bank and post office	497,475	667,790
Checks	6,633	6,916
Cash and cash equivalents on hand	4,289	5,146

Total	508,397	679,852

        Please see Note 3—"Financial Results" in the Management Report on the Interim Financial Results as of June 30, 2011 for further details on cash and cash equivalents.

6.  ACCOUNTS RECEIVABLE—NET

(thousands of Euro)	As of June 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Accounts receivable	846,151	689,260
Allowance for doubtful accounts	(33,179)	(33,368)

Total	812,972	655,892

        The above are exclusively trade receivables and are recognized net of allowances to adjust their carrying amount to estimated realizable value. They are all due within 12 months.

7.  INVENTORIES—NET

(thousands of Euro)	As of June 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Raw materials	109,435	115,277
Work in process	55,199	52,507
Finished goods	512,863	518,804
Less: inventory obsolescence reserves	(91,462)	(96,552)

Total	586,035	590,036

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

8.  OTHER ASSETS

(thousands of Euro)	As of June 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Sales taxes receivable	34,720	32,524
Short-term borrowing	966	860
Accrued income	1,410	1,501
Receivables for royalties	1,928	2,078
Other financial assets	33,955	26,364
Total financial assets	72,978	63,327
Income taxes receivable	15,704	70,720
Advances to suppliers	14,939	9,487
Prepaid expenses	71,549	66,399
Other assets	29,290	16,825
Total other assets	131,482	163,431

Total other current assets	204,460	226,759

        The main items within other financial assets relate to amounts recorded in the North American Retail Division of Euro 12.1 million as of June 30, 2011 (Euro 8.7 million as of December 31, 2010).

        The decrease in income taxes receivable was primarily due to an offset of tax receivables by Euro 45.1 million of tax payables in the North American operations.

        The increase in other assets is related to the timing of payments of royalty advances as contractually agreed.

        The net book value of financial assets is approximately equal to their fair value and corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

NON-CURRENT ASSETS

9.  PROPERTY, PLANT AND EQUIPMENT—NET

        Changes in items of property, plant and equipment during the first six months of 2011 are illustrated below:

(thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2011
Historical cost	820,833	1,017,958	37,853	673,051	2,549,696
Accumulated depreciation	(353,508)	(650,735)	(7,226)	(309,097)	(1,320,566)

Balance as of January 1, 2011	467,325	367,223	30,627	363,954	1,229,130

Increases	16,853	25,609	—	89,264	131,726
Decreases	(1,367)	141	—	(5,700)	(6,927)
Translation differences and other	(20,984)	(86,367)	—	54,354	(52,998)
Depreciation expense	(26,565)	(29,604)	(768)	(51,801)	(108,739)

Balance as of June 30, 2011	435,262	277,002	29,859	450,071	1,192,194

Historical cost	785,550	730,406	37,853	982,001	2,535,810
Accumulated depreciation	(350,288)	(453,404)	(7,994)	(531,930)	(1,343,616)

Balance as of June 30, 2011	435,262	277,002	29,859	450,071	1,192,194

        Depreciation of Euro 108.7 million (Euro 105.2 million in the same period in 2010) was included in the cost of sales for Euro 30.6 million (compared to Euro 29.9 million in the same period in 2010), selling expenses for Euro 51.2 million (compared to Euro 50.1 million in the same period in 2010), advertising expenses for Euro 2.2 million (compared to Euro 2.4 million in the same period in 2010) and general and administrative expenses for Euro 24.7 million (compared to Euro 22.8 million in the same period in 2010).

        Other equipment included assets under construction of Euro 82.6 million at June 30, 2011 (Euro 91.3 million at December 31, 2010), mainly relating to the opening and renovation of North American retail stores.

        Leasehold improvements totaled Euro 208.6 million and Euro 228.4 million at June 30, 2011 and December 31, 2010, respectively.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

10.  GOODWILL AND INTANGIBLE ASSETS—NET

        Changes in intangible assets in the first six months of 2011 are illustrated below:

(thousands of Euro)	Goodwill	Trade names and trademarks	Distributor network	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2011
Historical cost	2,953,513	1,509,556	4,414	225,364	21,479	40,475	4,754,801
Accumulated amortization	(62,986)	(569,401)	(1,331)	(51,967)	(6,180)	(17,532)	(709,397)

Balance as of January 1, 2011	2,890,527	940,155	3,082	173,397	15,299	22,944	4,045,404

Increases	—	3,520	—	—	—	10,647	14,166
Decreases	—	—	—	—	—	(59)	(59)
Intangible assets from business acquisitions	4,642	—	—	—	—	—	4,642
Translation differences and other	(169,263)	(49,835)	(3,019)	(13,315)	(1,140)	(1,424)	(237,996)
Amortization expense	—	(32,454)	(21)	(7,252)	(511)	(1,927)	(42,166)

Balance as of June 30, 2011	2,725,907	861,387	42	152,829	13,648	30,180	3,783,993

Historical cost	2,777,674	1,440,820	304	207,888	19,857	48,103	4,494,647
Impairment and accumulated amortization	(51,768)	(579,433)	(262)	(55,059)	(6,209)	(17,923)	(710,654)

Balance as of June 30, 2011	2,725,907	861,387	42	152,829	13,648	30,180	3,783,993

        These changes in intangible assets were primarily due to the fluctuations in the Euro/U.S. dollar exchange rate.

        As of the preparation of this Half Year Financial Report there are no indicators that would require an immediate assessment of any impairment losses.

11.  INVESTMENTS

        This item amounted to Euro 53.6 million (Euro 54.1 million at December 31, 2010) and primarily included the investment in Multiopticas Internacional S.L., accounted for under the equity method.

        A detailed listing of the Group's relevant investments is reported in the Attachment 2 to this Report.

12.  OTHER ASSETS

        Other non-current assets amounted to Euro 144.0 million (Euro 148.1 million at December 31, 2010) and were primarily comprised of security deposits of Euro 25.1 million (Euro 24.8 million at December 31, 2010) and advances the Group has paid to certain licensees for future contractual minimum royalties, amounting to Euro 103.2 million (Euro 106.1 million at December 31, 2010).

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

13.  DEFERRED TAX ASSETS

        Deferred tax assets showed a balance of Euro 369.1 million (Euro 364.3 million at December 31, 2010), and an increase of Euro 4.8 million. Deferred tax assets primarily related to temporary differences between the tax values and carrying amounts of inventories, intangible assets, pension funds and tax losses carried forward.

LIABILITIES AND EQUITY

14.  BANK OVERDRAFTS

        Bank overdrafts at June 30, 2011 reflect current account overdrafts with various banks. The interest rates on these credit lines are floating, and the credit lines may be used, if necessary, to obtain letters of credit.

15.  CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group, as further described below in Note 19—"Long-Term Debt."

16.  ACCOUNTS PAYABLE

        Accounts payable consist of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

        The balance, which is fully payable within 12 months, is detailed below:

(thousands of Euro)	As of June 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Accounts payable	324,516	399,353
Invoices to be received	156,928	138,389

Total	481,444	537,742

17.  INCOME TAXES PAYABLE

        Income taxes payable include liabilities for current taxes which are certain and determined.

(thousands of Euro)	As of June 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Current year income taxes payable fund	81,770	77,425
Income taxes advance payment	(15,651)	(17,358)

Total	66,119	60,067

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

18.  OTHER LIABILITIES

(thousands of Euro)	As of June 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Premiums and discounts to suppliers	28,803	27,507
Sales commissions	1,158	1,135
Leasing rental	21,752	22,370
Insurance	8,097	9,255
Sales taxes payable	55,612	35,994
Salaries payable	175,019	183,559
Due to social security authorities	21,238	26,156
Sales commissions payable	5,371	7,154
Royalties payable	2,074	1,602
Other financial liabilities	127,187	125,858

Total financial liabilities	446,309	440,590

Deferred income	3,223	1,356
Customers' right of return	34,123	27,744
Advances from customers	45,985	53,835
Other liabilities	28,380	25,755

Total liabilities	111,711	108,690

Total other current liabilities	558,020	549,280

        Other liabilities consist of the current portion of funds set aside for the provision for risks that primarily include:

  •
  Provisions for long-term insurance risk of Euro 1.1 million as of June 30, 2011 and Euro 1.0 million as of December 31, 2010;

  •
  Provisions for licensing expenses and advertising expenses for licensed designer brands of Euro 12.0 million (Euro 6.7 million as of December 31, 2010), which are based upon advertising expenses that the Group is required to incur under the license agreements; and

  •
  Provisions for various legal disputes that have occurred in the ordinary course of business totaling Euro 4.0 million (Euro 5.2 million as of December 31, 2010).

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

19.  LONG-TERM DEBT

(thousands of Euro)	As of June 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Luxottica Group S.p.A. credit agreement with various financial institutions (a)	546,789	545,552
Senior unsecured guaranteed notes (b)	927,546	943,112
Credit agreement with various financial institutions (c)	201,868	242,236
Credit agreement with various financial institutions for Oakley acquisition (d)	760,638	897,484
Current portion of capital lease obligations	988	1,141
Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	1,829	3,112
Total	2,439,659	2,632,637
Less: Current maturities	230,381	197,566
Long-Term Debt	2,209,278	2,435,071

        (a)   In April 2008, the Company entered into a Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility was an 18-month revolving credit facility that provided borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility could be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375 percent. The Company could select interest periods of one, three or six months. In June 2009, the Company renegotiated this credit facility. Interest accrued at EURIBOR plus 1.90 percent. The final maturity of the amended credit facility was July 13, 2011. On January 20, 2011, the Company terminated this credit line.

On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica U.S. Holdings Corp. ("US Holdings"), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. This revolving credit facility will require repayments of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, with a repayment of Euro 40.0 million on the final maturity date of May 29, 2013. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.883 percent as of June 30, 2011). As of June 30, 2011, Euro 250.0 million was borrowed under this credit facility. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of June 30, 2011.

In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks ("Intesa Swaps"). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.252 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

On November 11, 2009, the Company entered into a Euro 300.0 million Term Facility Agreement, guaranteed by its subsidiaries US Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012 prior to the renegotiation discussed below. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. In November 2010, the Company renegotiated this credit facility. The final maturity of the Term Facility is November 30, 2014. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 1.00 percent and 2.75 percent based on the "Net Debt/EBITDA" ratio (2.621 percent as of June 30, 2011). As of June 30, 2011, Euro 300.0 million was borrowed under this credit facility.

        (b)   On July 1, 2008, US Holdings closed a private placement of U.S. $275.0 million senior unsecured guaranteed notes (the "2008 Notes"), issued in three series (Series A, Series B and Series C). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20.0 million, U.S. $127.0 million and U.S. $128.0 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The 2008 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of June 30, 2011. The proceeds from the 2008 Notes received on July 1, 2008 were used to repay a portion of the Bridge Loan Facility (described in (d) below).

On January 29, 2010, US Holdings closed a private placement of U.S. $175.0 million senior unsecured guaranteed notes (the "January 2010 Notes"), issued in three series (Series D, Series E and Series F). The aggregate principal amounts of the Series D, Series E and Series F Notes are U.S. $50.0 million, U.S. $50.0 million and U.S. $75.0 million, respectively. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The January 2010 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of June 30, 2011.

On September 30, 2010, the Company closed a private placement of Euro 100.0 million senior unsecured guaranteed notes (the "September 2010 Notes"), issued in two series (Series G and Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50.0 million and Euro 50.0 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The September 2010 Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of June 30, 2011.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

On November 10, 2010, the Company issued senior unsecured guaranteed notes to institutional investors (Eurobond November 10, 2015) for an aggregate principal amount of Euro 500.0 million. The notes mature on November 10, 2015 and interest accrues at 4.00 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0557635777). The notes were issued in order to exploit favorable market conditions and extend the average maturity of the Group's debt. The Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of June 30, 2011.

        (c)   On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740.0 million and U.S. $325.0 million. The five-year facility consisted of three Tranches (Tranche A, Tranche B and Tranche C). The March 10, 2006 amendment increased the available borrowings to Euro 1,130.0 million and U.S. $325.0 million, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. In February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A, which was to be used for general corporate purposes, including the refinancing of existing Company debt as it matures, was a Euro 405.0 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45.0 million beginning in June 2007. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325.0 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole National Corporation ("Cole"). Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725.0 million-equivalent multi-currency (Euro/US dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on June 30, 2011 was 0.500 percent for Tranche B, while Tranche C was not used. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of June 30, 2011. Under this credit facility, Euro 202.8 million was borrowed as of June 30, 2011.

During the third quarter of 2007, the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.634 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

        (d)   On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately U.S. $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007, the Company and US Holdings entered into two credit facilities with a group of banks providing for certain

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D is a U.S. $1.0 billion amortizing term loan requiring repayments of U.S. $50.0 million on a quarterly basis starting from October 2009, made available to US Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500.0 million, made available to the Company. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on "Net Debt to EBITDA" ratio, as defined in the facility agreement (0.535 percent for Facility D and 0.499 percent for Facility E on June 30, 2011). In September 2008, the Company exercised an option included in the agreement to extend the maturity date of Facilities D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of June 30, 2011. U.S. $1.1 billion was borrowed under this credit facility as of June 30, 2011.

During the fourth quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500.0 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.260 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

During the fourth quarter of 2008 and the first quarter of 2009, US Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of U.S. $700.0 million with various banks ("Tranche D Swaps"), which will start to decrease by U.S. $50.0 million every three months beginning on April 12, 2011. The final maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.503 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

The short-term bridge loan facility was for an aggregate principal amount of U.S. $500.0 million. Interest accrued on the short-term bridge loan at LIBOR (as defined in the facility agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and US Holdings entered into an amendment and transfer agreement to this short-term bridge loan facility. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500.0 million to U.S. $150.0 million, effective on July 1, 2008, and provided for a final maturity date that was 18 months from the effective date of the agreement. From July 1, 2008, interest accrued at LIBOR (as defined in the facility agreement) plus 0.60 percent. On November 27, 2009, the Company and US Holdings amended the U.S. $150.0 million short-term bridge loan facility to, among other things, reduce the total facility amount from U.S. $150.0 million to U.S. $75.0 million, effective November 30, 2009, and provide for a final maturity date of November 30, 2011. The new terms also provided for the repayment of U.S. $25.0 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrued at LIBOR (as defined in the facility agreement) plus 1.90 percent. US Holdings prepaid U.S. $25.0 million on

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

September 8, 2010 and the remaining U.S. $50.0 million on October 12, 2010 and at such time the credit facility was terminated.

As of June 30, 2011, the Group had unused committed (revolving) credit lines for Euro 692.2 million.

        (e)   Other loans consist of several small credit agreements which are not material.

        Long-term debt, including capital lease obligations, as of June 30, 2011 matures as follows:

(thousands of Euro)

2011	95,583
2012	490,835
2013	643,898
2014	300,257
2015 and subsequent years	897,516
Effect deriving from the adoption of the amortized cost method	11,570

Total	2,439,659

        The net financial position was as follows:

	(thousands of Euro)	June 30, 2011 (unaudited)	December 31, 2010 (audited)

A	Cash and cash equivalents	508,397	679,852
B	Other availabilities	—	—
C	Marketable securities	—	—
D	Availabilities (A) + (B) + (C)	508,397	679,852
E	Current Investments	—	—
F	Bank overdrafts	187,051	158,648
G	Current portion of long-term debt	230,381	197,566
H	Other liabilities	—	—
I	Current Liabilities (F) + (G) + (H)	417,432	356,214
J	Net-Current Liabilities (I) – (E) – (D)	(90,965)	(323,638)
K	Long-term debt	1,281,732	1,491,959
L	Notes payable	927,546	943,112
M	Other non-current liabilities	—	—
N	Total non-current liabilities (K) + (L) + (M)	2,209,278	2,435,071
O	Net Financial Position (J) + (N)	2,118,313	2,111,433

        Our net financial position with respect to related parties is not material.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

20.  LIABILITY FOR TERMINATION INDEMNITIES

        This item amounts to Euro 44.7 million as of June 30, 2011 (Euro 45.4 million at December 31, 2010). The balance primarily includes liabilities related to the post-employment benefits of our Italian companies' employees.

21.  DEFERRED TAX LIABILITIES

        Deferred tax liabilities amount to Euro 416.1 million and Euro 429.8 million as of June 30, 2011 and December 31, 2010, respectively. Deferred tax liabilities primarily relate to temporary differences between the tax values and carrying amounts of property, plant and equipment and intangible assets, and cannot be offset with the related deferred tax assets.

22.  OTHER NON-CURRENT LIABILITIES

(thousands of Euro)	As of June 30, 2011 (unaudited)	As of December 31, 2010 (audited)

Provision for risks	74,225	82,855
Other liabilities	105,394	113,077
Other financial liabilities	85,859	114,658

Total	265,478	310,590

        The provision for risks primarily includes:

  •
  accruals for "self-insurance" covering specific risks, amounting to Euro 21.8 million (Euro 26.9 million at December 31, 2010);

  •
  accruals for various legal disputes arising from normal business activities totaling Euro 5.2 million (Euro 6.0 million at December 31, 2010); and

  •
  accruals for tax liabilities of Euro 35.9 million (Euro 37.5 million at December 31, 2010).

        Other liabilities (Euro 105.4 million, compared to Euro 113.1 million at December 31, 2010) consist of liabilities for U.S. pension funds. Other financial liabilities mainly include the non-current portion of interest rate derivative liabilities (Euro 34.3 million at June 30, 2011, compared to Euro 53.0 million at December 31, 2010).

23.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital stock

        The Company's capital stock at June 30, 2011 amounted to Euro 28,012,700.58 and was comprised of 466,878,343 ordinary shares of stock with a par value of Euro 0.06 per share. At January 1, 2011, the capital stock amounted to Euro 27,964,632.6 and was comprised of 466,077,210 ordinary shares of stock with a par value of Euro 0.06 per share.

        Following the exercise of 801,133 options to purchase ordinary shares of stock granted to employees under existing stock option plans, the capital stock increased by Euro 48,067.98 in the first six months of 2011. The options exercised included 101,900 from the 2002 grant, 152,810 from the 2003

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

23.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

grant, 257,023 from the 2004 grant (of which 40,000 from the Extraordinary 2004 Plan), 133,400 from the 2005 grant and 156,000 from the 2008 grant.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases in connection with the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated subsidiaries' equity in excess of the corresponding carrying amounts of investments in the same subsidiaries. This item also includes amounts arising as a result of consolidation adjustments.

Translation of foreign operations

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve was equal to Euro 123.0 million as of June 30, 2011 (Euro 112.5 million as of December 31, 2010). The increase was due to the stock buyback program approved at the stockholders' meeting on October 29, 2009 (the "2009 Program"), intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Shares Plan.

        Under the 2009 Program the Company, in the first three months of 2011, purchased on the Milan Stock Exchange's Mercato Telematico Azionario ("MTA") an aggregate amount of 466,204 ordinary shares of stock at an average price of Euro 22.45 per share for an aggregate amount of Euro 10,467,359. The 2009 Program expired on April 28, 2011.

        Treasury shares purchased by Luxottica Group are recorded at cost as a deduction from equity. Please refer to the consolidated statement of stockholders' equity for further details on the amounts involved.

24.  NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounted to Euro 13.3 million and Euro 13.0 million at June 30, 2011 and December 31, 2010, respectively.

25.  NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

        Please refer to Note 3—"Financial Results" in the Management Report on the Interim Financial Results as of June 30, 2011 (unaudited).

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

26.  COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments relate to the following:

  •
  royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover (as contractually defined) guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments of an aggregate of Euro 316.7 million as of June 30, 2011 and Euro 392.4 million as of December 31, 2010.

  •
  rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,027.3 million as of June 30, 2011 and Euro 1,285.0 million as of December 31, 2010.

  •
  other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of auto, machinery and equipment lease commitments as well as commitments to open additional Sunglass Hut points of sale in approximately 430 Macy's department stores in the U.S. subsequent to an agreement entered into with Macy's Inc. on December 4, 2009. Future payments related to those commitments were Euro 50.8 million as of June 30, 2011 and Euro 32.8 million as of December 31, 2010.

Guarantees

  •
  The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. A sixth such lease terminated on June 30, 2011. These lease agreements have varying termination dates through June 30, 2017. At June 30, 2011, the Group's maximum liability amounted to Euro 3.5 million (Euro 4.0 million at December 31, 2010).

  •
  A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 0.7 million (U.S. $1.0 million) at June 30, 2011 (Euro 1.5 million at December 31, 2010). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements.

Credit lines

        As of June 30, 2011 and as of December 31, 2010, the Company had unused short-term lines of credit of approximately Euro 593.0 million and Euro 559.8 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 326.8 million. These lines of credit

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

26.  COMMITMENTS AND RISKS (Continued)

are renewable annually, can be canceled on short notice and have no commitment fees. At June 30, 2011, these credit lines were utilized for Euro 0.1 million.

        US Holdings maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 92.8 million (U.S. $134.1 million). These lines of credit are renewable annually, can be canceled on short notice and have no commitment fees. At June 30, 2011, they were not used and there were Euro 35.7 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.40 percent.

Outstanding Standby Letters of Credit

        A wholly-owned U.S. subsidiary has obtained various standby and trade letters of credit from banks that aggregated Euro 35.7 million and Euro 34.0 million as of June 30, 2011 and December 31, 2010, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 basis points annually.

Litigation

        The Group and its subsidiaries are involved in the following legal and regulatory proceedings of which, unless already settled or otherwise concluded, the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Group's business, financial position or operating results.

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major companies which operate in the French eyewear industry, has been the subject of an investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is still ongoing and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Other proceedings

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Group that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

27.  RELATED PARTY TRANSACTIONS

Licensing agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Retail Brand Alliance, Inc. ("RBA"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The Group paid royalties to RBA under the license of Euro 0.3 million in the first six months of 2011 and Euro 0.5 million in the first six months of 2010.

Stock option plan

        On September 14, 2004, the Company's Chairman and largest stockholder, Leonardo Del Vecchio, allocated 9.6 million shares (representing 2.11 percent of the Company's issued share capital as of such date) that he held through the company La Leonardo Finanziaria S.r.l.—subsequently merged into Delfin S.á.r.l., a holding company of the Del Vecchio family—to a stock option plan for the Group's top management. The options vested on June 30, 2006, upon the achievement of certain financial targets. Accordingly, since the vesting date, the holders of these options have been and will remain entitled to exercise these options from such date until their expiration in 2014. In the first six months of 2011, 720,000 rights were exercised as part of this plan. In the same period of 2010, 500,000 rights were exercised.

        A summary of related party transactions as of June 30, 2011 and June 30, 2010 is provided below:

As of June 30, 2011 Related parties (thousands of Euro)	Income statement		Balance sheet
	Revenues	Costs	Assets	Liabilities

Retail Brand Alliance, Inc.	52.3	284.2	177.8	120.3
Multiopticas Internacional S.L.	4,697.1	25.0	2,440.4	2,478.9
Eyebiz Laboratories Pty Limited	494.5	21,731.5	2,233.0	13,462.4
Others	293.4	158.5	189.1	13.3

Total	5,537.2	22,199.2	5,040.3	16,074.9

As of June 30, 2010 Related parties (thousands of Euro)	Income statement		Balance sheet
	Revenues	Costs	Assets	Liabilities

Retail Brand Alliance, Inc.	56.6	378.1	—	166.8
Multiopticas Internacional S.L.	5,436.0	69.3	4,163.4	2,535.7
Others	1.1	74.0	—	0.2

Total	5,493.8	521.4	4,163.4	2,702.7

        Total remuneration due to key managers in the first six months of 2011 amounted to approximately Euro 13.6 million (Euro 12.1 million at June 30, 2010).

        These costs relate to key managers who were already with the Group in the first six months of 2010 and remain in service, as well as those who became key managers after June 30, 2010.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

28.  EARNINGS PER SHARE

        Basic and diluted earnings per share have been calculated as the ratio of net profit attributable to the stockholders of the Company for the periods ended June 30, 2011 and 2010, amounting to Euro 276.8 million and Euro 245.1 million, respectively, to the number of outstanding shares on such dates—basic and dilutive of the Company.

        Earnings per share in the first six months of 2011 amounted to Euro 0.60, compared to Euro 0.53 in the same period in 2010. Diluted earnings per share in the first six months of 2011 amounted to Euro 0.60, compared to Euro 0.53 in the same period in 2010.

        The table below provides a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share:

	As of June 30,
	2011	2010

Weighted average shares outstanding—basic	460,118,653	458,551,310
Effect of dilutive stock options	2,035,207	1,749,979
Weighted average shares outstanding—dilutive	462,153,860	460,301,289
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period or performance measures related to the awards have not yet been met	12,970,473	10,593,534

29.  DIVIDENDS

        In May 2011, the Company distributed an aggregate of Euro 204.6 million in dividends to its stockholders equal to Euro 0.44 per ordinary share, of which Euro 2.0 million was attributable to non-controlling interests. In May 2010, the Company distributed an aggregate of Euro 169.3 million in dividends to its stockholders equal to Euro 0.35 per ordinary share, of which Euro 8.7 million was attributable to non-controlling interests.

30.  STOCK OPTIONS AND INCENTIVE PLANS

        At the Stockholders' Meeting of Luxottica Group on May 13, 2008 the Group's stockholders approved a performance shares plan ("Performance Shares Plan 2008" or "2008 PSP"). The 2008 PSP is intended to strengthen the loyalty of the Group's key employees and to recognize their contributions to the Group's success on a medium- to long-term basis.

        The beneficiaries of the 2008 PSP will be granted the right to receive ordinary shares ("Units"), without consideration, at the end of the three-year vesting period subject to achievement of certain EPS targets determined by the Board of Directors. On April 28, 2011, the Board of Directors approved grants totalling 764,750 Units. This was the fourth grant awarded under the 2008 PSP.

Notes to the
CONDENSED CONSOLIDATED HALF YEAR FINANCIAL REPORT (Continued)
As of JUNE 30, 2011
(UNAUDITED)

30.  STOCK OPTIONS AND INCENTIVE PLANS (Continued)

        The Units' fair value was estimated at the date of grant using a binomial lattice model with the following weighted-average assumptions:

Share price at the grant date	Euro 22.91
Expected option life	3 years
Dividend yield	1.85 percent

        On April 28, 2011, the Board of Directors awarded a total of 2,039,000 stock options to employees of the Company and its subsidiaries, of which 715,500 were awarded to U.S. employees. The stock options were awarded under the Stock Option Plan approved by the Company's stockholders at a meeting on June 14, 2006.

        The stock options' fair value was estimated at the date of grant using a binomial lattice model with the following weighted-average assumptions:

Share price at the grant date	Euro 22.91
Expected option life	5.56 years
Dividend yield	1.85 percent
Volatility	33.35 percent
Risk free interest rate	2.88 percent

31.  SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 46.2 percent and 43.3 percent of our net sales in the first six months of 2011 and 2010, respectively.

32.  SUBSEQUENT EVENTS

        Please see Note 6—"Subsequent Events" in the Management Report on the Interim Financial Results as of June 30, 2011 (unaudited) for a description of events that have occurred after June 30, 2011.

******************************************************

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate as of June 30, 2011	Final exchange rate as of June 30, 2011	Average exchange rate as of June 30, 2010	Final exchange rate as of December 31, 2010

(per €1)
U.S. Dollar	1.4032	1.4453	1.3268	1.3362
Swiss Franc	1.2694	1.2071	1.4359	1.2504
Great Britain Pound	0.8682	0.9026	0.8700	0.8608
Brazilian Real	2.2879	2.2601	2.3839	2.2177
Japanese Yen	114.9699	116.2500	121.3197	108.6500
Canadian Dollar	1.3706	1.3951	1.3719	1.3322
Mexican Peso	16.6865	16.9765	16.8069	16.5475
Swedish Krona	8.9391	9.1739	9.7888	8.9655
Australian Dollar	1.3582	1.3485	1.4848	1.3136
Argentine Peso	5.6797	5.9315	5.1634	5.3099
South African Rand	9.6856	9.8569	9.9913	8.8625
Israeli Shekel	4.9368	4.9439	4.9867	4.7378
Hong Kong Dollar	10.9212	11.2475	10.3111	10.3856
Turkish Lira	2.2081	2.3500	2.0213	2.0694
Norwegian Krona	7.8247	7.7875	8.0056	7.8000
Malaysian Ringgit	4.2552	4.3626	4.3881	4.0950
Thai Baht	42.6746	44.3800	43.3118	40.1700
Taiwan Dollar	40.7886	41.5482	42.2886	39.0438
South Korean Won	1,544.8991	1,543.1899	1,531.2083	1,499.0600
Chinese Renminbi	9.1755	9.3416	9.0567	8.8220
Singapore Dollar	1.7653	1.7761	1.8534	1.7136
New Zealand Dollar	1.8050	1.7468	1.8828	1.7200
United Arab Emirates Dirham	5.1540	5.3085	4.8735	4.9078
Indian Rupee	63.1436	64.5620	60.7337	59.7580
Polish Zloty	3.9527	3.9903	4.0020	3.9750
Hungarian Forint	269.4495	266.1100	271.6874	277.9500
Croatian Kuna	7.3975	7.4018	7.2663	7.3830
Namibian Dollar	9.6856	9.8569	9.9913	8.8625

Attachment 2

Investments of Luxottica Group S.p.A. representing ownership interests in excess of 10 percent (pursuant to Section 125 Consob Regulation 11971/99)

        The following table reports the direct and indirect investments of Luxottica Group S.p.A. in more than 10 percent of the capital of unlisted public and private limited companies in Italy and abroad; this table has been prepared in compliance with Appendix 4B, letter B, point 4.1 of the Consob Regulation adopted in resolution 11971 dated May 14, 1999 as amended, and with Section 39 of Italian Legislative Decree 1997/127:

Company	Registered Address	Shareholders	Direct % of Ownership	Group % of Ownership	Share Capital in Local Currency	Share Capital Currency	Number of Shares Owned

1242 PRODUCTIONS INC	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	100,000.00	USD	100,000.00
AIR SUN	MASON-OHIO	SUNGLASS HUT TRADING LLC	70.00	70.00	1.00	USD	70.00
ARNETTE OPTIC ILLUSIONS INC	IRVINE-CALIFORNIA	LUXOTTICA US HOLDINGS CORP	100.00	100.00	1.00	USD	100.00
BAZOOKA INC	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	1.00	USD	1,000.00
BEIJING SI MING DE TRADING CO LTD*	BEIJING	SPV ZETA Optical Trading (Beijing) Co Ltd	100.00	100.00	30,000.00	CNR	30,000.00
BRIGHT EYES FRANCHISING PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	600,070.00	AUD	110.00
BRIGHT EYES LEASING PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	20.00	AUD	110.00
BRIGHT EYES RETAIL PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	110.00	AUD	110.00
BRIGHT EYES TRADE MARKS PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	200,100.00	AUD	110.00
BUDGET EYEWEAR AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	341,762.00	AUD	341,762.00
BUDGET SPECS (FRANCHISING) PTY LTD	MACQUARIE PARK-NSW	BUDGET EYEWEAR AUSTRALIA PTY LTD	100.00	100.00	2.00	AUD	2.00
CENTRE PROFESSIONNEL DE VISION USSC INC	ETOBICOKE-ONTARIO	THE UNITED STATES SHOE CORPORATION	100.00	100.00	1.00	CAD	99.00
COLE VISION SERVICES INC	DOVER-DELAWARE	EYEMED VISION CARE LLC	100.00	100.00	10.00	USD	1,000.00
COLLEZIONE RATHSCHULER SRL	AGORDO	LUXOTTICA GROUP SPA	100.00	100.00	10,000.00	EUR	10,000.00
DAVID CLULOW (OPTICS) LIMITED	LONDON	OPTIKA HOLDINGS LIMITED	100.00	100.00	2.00	GBP	2.00
DAVID CLULOW BRIGHTON LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW COBHAM LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW CROUCH END LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW IRELAND LIMITED	DUBLIN 6	SUNGLASS HUT IRELAND LIMITED	100.00	100.00	100.00	EUR	100.00
DAVID CLULOW LOUGHTON LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW MARLOW LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW NEWBURY LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW OXFORD LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW RICHMOND LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW WIMBLEDON LIMITED	LONDON	OPTIKA LIMITED	50.00	50.00	2.00	GBP	1.00
DEVLYN OPTICAL LLC	HOUSTON	LUXOTTICA RETAIL NORTH AMERICA INC	30.00	30.00	100.00	USD	3.00
ECOTOP PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	10,100.00	AUD	110.00

Company	Registered Address	Shareholders	Direct % of Ownership	Group % of Ownership	Share Capital in Local Currency	Share Capital Currency	Number of Shares Owned

ENTERPRISES OF LENSCRAFTERS LLC	MARION-OHIO	LUXOTTICA RETAIL NORTH AMERICA INC	100.00	100.00	1,000.00	USD	1,000.00
EYE SAFETY SYSTEMS INC	DOVER-DELAWARE	OAKLEY INC	100.00	100.00	1.00	USD	100.00
EYEBIZ LABORATORIES PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	30.00	30.00	10,000,005.00	AUD	6,000,003.00
EYEMED INSURANCE COMPANY	PHOENIX-ARIZONA	LUXOTTICA US HOLDINGS CORP	100.00	100.00	250,000.00	USD	250,000.00
EYEMED VISION CARE IPA LLC	NEW YORK-NEW YORK	EYEMED VISION CARE LLC	100.00	100.00	1.00	USD	1.00
EYEMED VISION CARE LLC	DOVER-DELAWARE	LUXOTTICA RETAIL NORTH AMERICA INC	100.00	100.00	1.00	USD	1.00
EYEXAM OF CALIFORNIA INC	IRVINE-CALIFORNIA	THE UNITED STATES SHOE CORPORATION	100.00	100.00	10.00	USD	1,000.00
FIRST AMERICAN ADMINISTRATORS INC	PHOENIX-ARIZONA	EYEMED VISION CARE LLC	100.00	100.00	1,000.00	USD	1,000.00
GIBB AND BEEMAN PTY LIMITED	MACQUARIE PARK-NSW	OPSM GROUP PTY LIMITED	100.00	100.00	399,219.00	AUD	798,438.00
GUANGZHOU MING LONG OPTICAL TECHNOLOGY CO LTD	GUANGZHOU CITY	LUXOTTICA LEASING SRL	100.00	100.00	140,500,000.00	CNR	140,500,000.00
JUST SPECTACLES (FRANCHISOR) PTY LTD	MACQUARIE PARK-NSW	OF PTY LTD	100.00	100.00	200.00	AUD	200.00
JUST SPECTACLES PTY LTD	MACQUARIE PARK-NSW	OF PTY LTD	100.00	100.00	2,000.00	AUD	2,000.00
LAUBMAN AND PANK PTY LTD	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	2,370,448.00	AUD	4,740,896.00
LENSCRAFTERS INTERNATIONAL INC	MARION-OHIO	THE UNITED STATES SHOE CORPORATION	100.00	100.00	500.00	USD	5.00
LRE LLC	MARION-OHIO	LUXOTTICA RETAIL NORTH AMERICA INC	100.00	100.00	1.00	USD	1.00
LUXOTTICA (CHINA) INVESTMENT CO LTD	SHANGHAI	LUXOTTICA TRADING AND FINANCE LIMITED	100.00	100.00	84,400,000.00	USD	84,400,000.00
LUXOTTICA (SHANGHAI) TRADING CO LTD	SHANGHAI	LUXOTTICA HOLLAND BV	100.00	100.00	1,000,000.00	EUR	1,000,000.00
LUXOTTICA (SWITZERLAND) AG	ZURICH	LUXOTTICA GROUP SPA	100.00	100.00	100,000.00	CHF	100.00
LUXOTTICA ARGENTINA SRL	BUENOS AIRES	LUXOTTICA GROUP SPA	99.57	100.00	700,000.00	ARS	697,000.00
LUXOTTICA ARGENTINA SRL	BUENOS AIRES	LUXOTTICA SRL	0.43	100.00	700,000.00	ARS	3,000.00
LUXOTTICA AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	OPSM GROUP PTY LIMITED	100.00	100.00	1,715,000.00	AUD	1,715,000.00
LUXOTTICA BELGIUM NV	BERCHEM	LUXOTTICA GROUP SPA	99.00	100.00	62,000.00	EUR	99.00
LUXOTTICA BELGIUM NV	BERCHEM	LUXOTTICA SRL	1.00	100.00	62,000.00	EUR	1.00
LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA	SAN PAOLO	OAKLEY CANADA INC	42.01	100.00	93,457,587.00	BRL	39,263,976.00
LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA	SAN PAOLO	LUXOTTICA GROUP SPA	57.99	100.00	93,457,587.00	BRL	54,193,288.00
LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA	SAN PAOLO	LUXOTTICA SRL	0.00	100.00	93,457,587.00	BRL	323.00
LUXOTTICA CANADA INC	TORONTO-ONTARIO	LUXOTTICA GROUP SPA	100.00	100.00	200.00	CAD	200.00
LUXOTTICA CENTRAL EUROPE KFT	BUDAPEST	LUXOTTICA HOLLAND BV	100.00	100.00	53,000,000.00	HUF	53,000,000.00
Luxottica ExTrA Limited	DUBLIN 2	LUXOTTICA TRADING AND FINANCE LIMITED	100.00	100.00	1.00	EUR	1.00
LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH	HAAR	LUXOTTICA GROUP SPA	100.00	100.00	230,081.35	EUR	230,081.00
LUXOTTICA FRANCE SAS	VALBONNE	LUXOTTICA GROUP SPA	100.00	100.00	534,000.00	EUR	500.00
LUXOTTICA FRANCHISING AUSTRALIA PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	2.00	AUD	2.00
LUXOTTICA FRANCHISING CANADA INC	TORONTO-ONTARIO	LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	100.00	100.00	1,000.00	CAD	1,000.00

Company	Registered Address	Shareholders	Direct % of Ownership	Group % of Ownership	Share Capital in Local Currency	Share Capital Currency	Number of Shares Owned

LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	CIGLI-IZMIR	SUNGLASS HUT NETHERLANDS BV	35.16	100.00	10,390,459.89	LTL	365,328,569.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	CIGLI-IZMIR	LUXOTTICA SRL	0.00	100.00	10,390,459.89	LTL	1.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	CIGLI-IZMIR	LUXOTTICA LEASING SRL	0.00	100.00	10,390,459.89	LTL	3.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	CIGLI-IZMIR	LUXOTTICA GROUP SPA	64.84	100.00	10,390,459.89	LTL	673,717,415.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	CIGLI-IZMIR	LUXOTTICA HOLLAND BV	0.00	100.00	10,390,459.89	LTL	1.00
LUXOTTICA HELLAS AE	PALLINI	LUXOTTICA GROUP SPA	70.00	70.00	1,752,900.00	EUR	40,901.00
LUXOTTICA HOLLAND BV	AMSTERDAM	LUXOTTICA GROUP SPA	100.00	100.00	45,000.00	EUR	100.00
LUXOTTICA IBERICA SA	BARCELONA	LUXOTTICA GROUP SPA	100.00	100.00	1,382,901.00	EUR	230,100.00
LUXOTTICA INDIA EYEWEAR PRIVATE LIMITED	GURGAON-HARYANA	LUXOTTICA HOLLAND BV	100.00	100.00	500,000.00	RUP	49,999.00
LUXOTTICA INDIA EYEWEAR PRIVATE LIMITED	GURGAON-HARYANA	LUXOTTICA LEASING SRL	0.00	100.00	500,000.00	RUP	1.00
LUXOTTICA ITALIA SRL	AGORDO	LUXOTTICA SRL	100.00	100.00	5,000,000.00	EUR	5,000,000.00
LUXOTTICA KOREA LTD	SEOUL	LUXOTTICA GROUP SPA	100.00	100.00	120,000,000.00	KRW	12,000.00
LUXOTTICA LEASING SRL	AGORDO	LUXOTTICA GROUP SPA	100.00	100.00	36,000,000.00	EUR	36,000,000.00
LUXOTTICA MEXICO SA DE CV	MEXICO CITY	LUXOTTICA SRL	4.00	100.00	2,000,000.00	MXN	80.00
LUXOTTICA MEXICO SA DE CV	MEXICO CITY	LUXOTTICA GROUP SPA	96.00	100.00	2,000,000.00	MXN	1,920.00
LUXOTTICA MIDDLE EAST FZE	DUBAI	LUXOTTICA GROUP SPA	100.00	100.00	1,000,000.00	AED	1.00
LUXOTTICA NEDERLAND BV	HEEMSTEDE	LUXOTTICA GROUP SPA	51.00	51.00	453,780.22	EUR	5,100.00
LUXOTTICA NORDIC AB	STOCKHOLM	LUXOTTICA GROUP SPA	100.00	100.00	250,000.00	SEK	2,500.00
LUXOTTICA NORGE AS	KONGSBERG	LUXOTTICA GROUP SPA	100.00	100.00	100,000.00	NOK	100.00
LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	DOVER-DELAWARE	LUXOTTICA USA LLC	100.00	100.00	1.00	USD	1.00
LUXOTTICA NYC INC	NEW YORK-NEW YORK	LUXOTTICA GROUP SPA	100.00	100.00	1,650,000.00	USD	1,650.00
LUXOTTICA OPTICS LTD	TEL AVIV	LUXOTTICA GROUP SPA	100.00	100.00	43.50	ILS	435,000.00
LUXOTTICA POLAND SP ZOO	CRACOVIA	LUXOTTICA HOLLAND BV	75.00	100.00	390,000.00	PLN	585.00
LUXOTTICA POLAND SP ZOO	CRACOVIA	LUXOTTICA GROUP SPA	25.00	100.00	390,000.00	PLN	195.00
LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA	LISBON	LUXOTTICA SRL	0.21	100.00	700,000.00	EUR	300.00
LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA	LISBON	LUXOTTICA GROUP SPA	99.79	100.00	700,000.00	EUR	139,700.00
LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	OPSM GROUP PTY LIMITED	100.00	100.00	307,796.00	AUD	307,796.00
LUXOTTICA RETAIL CANADA INC	TORONTO-ONTARIO	THE UNITED STATES SHOE CORPORATION	22.93	100.00	12,671.00	CAD	2,905.00
LUXOTTICA RETAIL CANADA INC	TORONTO-ONTARIO	LUXOTTICA RETAIL NORTH AMERICA INC	3.27	100.00	12,671.00	CAD	414.00
LUXOTTICA RETAIL CANADA INC	TORONTO-ONTARIO	LENSCRAFTERS INTERNATIONAL INC	52.91	100.00	12,671.00	CAD	6,704.00
LUXOTTICA RETAIL CANADA INC	TORONTO-ONTARIO	LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	20.90	100.00	12,671.00	CAD	2,648.00
LUXOTTICA RETAIL FRANCHISING AUSTRALIA PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	2.00	AUD	2.00
LUXOTTICA RETAIL HONG KONG LIMITED	HONG KONG-HONG KONG	PROTECTOR SAFETY INDUSTRIES PTY LTD	100.00	100.00	149,127,000.00	HKD	1,491,270.00
LUXOTTICA RETAIL NEW ZEALAND LIMITED	AUCKLAND	PROTECTOR SAFETY INDUSTRIES PTY LTD	100.00	100.00	100.00	NZD	100.00
LUXOTTICA RETAIL NORTH AMERICA INC	MARION-OHIO	THE UNITED STATES SHOE CORPORATION	100.00	100.00	1.00	USD	20.00

Company	Registered Address	Shareholders	Direct % of Ownership	Group % of Ownership	Share Capital in Local Currency	Share Capital Currency	Number of Shares Owned

LUXOTTICA RETAIL UK LTD	ST ALBANS-HERTFORDSHIRE	SUNGLASS HUT OF FLORIDA INC	31.06	100.00	24,410,765.00	GBP	7,581,696.00
LUXOTTICA RETAIL UK LTD	ST ALBANS-HERTFORDSHIRE	LUXOTTICA GROUP SPA	68.00	100.00	24,410,765.00	GBP	16,599,320.00
LUXOTTICA RETAIL UK LTD	ST ALBANS-HERTFORDSHIRE	SUNGLASS HUT REALTY CORPORATION	0.08	100.00	24,410,765.00	GBP	20,115.00
LUXOTTICA RETAIL UK LTD	ST ALBANS-HERTFORDSHIRE	SUNGLASS HUT TRADING LLC	0.86	100.00	24,410,765.00	GBP	209,634.00
LUXOTTICA SOUTH AFRICA PTY LTD	CAPE TOWN-OBSERVATORY	LUXOTTICA GROUP SPA	100.00	100.00	220,001.00	ZAR	220,001.00
LUXOTTICA SOUTH EASTERN EUROPE LTD	NOVIGRAD	LUXOTTICA HOLLAND BV	70.00	70.00	1,000,000.00	HRK	700,000.00
LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA GROUP SPA	100.00	100.00	232,797,001.00	AUD	232,797,001.00
LUXOTTICA SOUTH PACIFIC PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LIMITED	100.00	100.00	460,000,001.00	AUD	460,000,001.00
LUXOTTICA SRL	AGORDO	LUXOTTICA GROUP SPA	100.00	100.00	10,000,000.00	EUR	10,000,000.00
LUXOTTICA STARS SRL	AGORDO	LUXOTTICA GROUP SPA	100.00	100.00	2,000,000.00	EUR	2,000,000.00
LUXOTTICA SUN CORPORATION	DOVER-DELAWARE	LUXOTTICA US HOLDINGS CORP	100.00	100.00	1.00	USD	100.00
LUXOTTICA TRADING AND FINANCE LIMITED	DUBLIN	LUXOTTICA GROUP SPA	100.00	100.00	626,543,403.00	EUR	626,543,403.00
LUXOTTICA TRISTAR (DONGGUAN) OPTICAL CO LTD	DON GUAN CITY	LUXOTTICA HOLLAND BV	100.00	100.00	28,500,000.00	USD	28,500,000.00
LUXOTTICA UK LTD	S. ALBANS-HERTFORDSHIRE	LUXOTTICA GROUP SPA	100.00	100.00	90,000.00	GBP	90,000.00
LUXOTTICA US HOLDINGS CORP	DOVER-DELAWARE	LUXOTTICA GROUP SPA	100.00	100.00	100.00	USD	10,000.00
LUXOTTICA USA LLC	NEW YORK-NY	ARNETTE OPTIC ILLUSIONS INC	100.00	100.00	1.00	USD	1.00
LUXOTTICA VERTRIEBSGESELLSCHAFT MBH	KLOSTERNEUBURG	LUXOTTICA GROUP SPA	100.00	100.00	508,710.00	EUR	50,871.00
LVD SOURCING LLC	DOVER-DELAWARE	LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	51.00	51.00	5,000.00	USD	2,550.00
MIRARI JAPAN CO LTD	TOKYO	LUXOTTICA GROUP SPA	15.83	100.00	473,700,000.00	JPY	1,500.00
MIRARI JAPAN CO LTD	TOKYO	LUXOTTICA HOLLAND BV	84.17	100.00	473,700,000.00	JPY	7,974.00
MIRARIAN MARKETING PTE LTD	SINGAPORE	LUXOTTICA HOLLAND BV	75.00	75.00	1,360,000.00	SGD	1,020,000.00
MULTIOPTICAS INTERNACIONAL SL	COLMENAR VIEJO-MADRID	LUXOTTICA GROUP SPA	40.01	40.01	8,147,795.20	EUR	4,074,359.00
MY-OP (NY) LLC	DOVER-DELAWARE	OLIVER PEOPLES INC	100.00	100.00	1.00	USD	1.00
OAKLEY (SCHWEIZ) GMBH	ZURICH	OAKLEY INC	100.00	100.00	30,000.00	CHF	30,000.00
OAKLEY ATHLETIC (PTY) LIMITED	PORT ELIZABETH	LUXOTTICA SOUTH AFRICA PTY LTD	100.00	100.00	100.00	ZAR	100.00
OAKLEY CANADA INC	SAINT LAUREN-QUEBEC	OAKLEY INC	100.00	100.00	10,107,907.00	CAD	10,107,907.00
OAKLEY CANADA RETAIL ULC	HALIFAX-NOVA SCOTIA	OAKLEY CANADA INC	100.00	100.00	100.00	CAD	100.00
OAKLEY DENMARK APS	COPENHAGEN	OAKLEY INC	100.00	100.00	127,000.00	DKK	127.00
OAKLEY DIRECT INC	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	1,000.00	USD	1,000.00
OAKLEY EDC INC	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	1,000.00	USD	1,000.00
OAKLEY EUROPE SNC	ANNECY	OAKLEY HOLDING SAS	100.00	100.00	25,157,390.20	EUR	251,573,902.00
OAKLEY FINANCING INC	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	1.00	USD	100.00
OAKLEY GMBH	MONACO	OAKLEY INC	100.00	100.00	25,000.00	EUR	25,000.00
OAKLEY HOLDING SAS	ANNECY	OAKLEY INC	50.91	100.00	6,129,050.00	EUR	42,163.00
OAKLEY HOLDING SAS	ANNECY	OAKLEY DENMARK APS	49.09	100.00	6,129,050.00	EUR	40,662.00
OAKLEY ICON LIMITED	DUBLIN 2	LUXOTTICA TRADING AND FINANCE LIMITED	100.00	100.00	1.00	EUR	1.00
OAKLEY INC	TUMWATER-WASHINGTON	LUXOTTICA US HOLDINGS CORP	100.00	100.00	10.00	USD	1,000.00
OAKLEY IRELAND OPTICAL LIMITED	DUBLIN 2	OAKLEY INC	100.00	100.00	225,000.00	EUR	225,000.00
OAKLEY ITALY SRL—IN LIQUIDAZIONE	BELLUNO	OAKLEY INC	100.00	100.00	10,000.00	EUR	10,000.00
OAKLEY JAPAN KK	TOKYO	OAKLEY INC	100.00	100.00	10,000,000.00	JPY	200.00
OAKLEY LIMTED PARTNERSHIP	CALGARY-ALBERTA	BAZOOKA INC	1.00	100.00	1.00	CAD	1.00
OAKLEY LIMTED PARTNERSHIP	CALGARY-ALBERTA	OAKLEY INC	99.00	100.00	1.00	CAD	99.00

Company	Registered Address	Shareholders	Direct % of Ownership	Group % of Ownership	Share Capital in Local Currency	Share Capital Currency	Number of Shares Owned

OAKLEY MEXICO INC SA DE CV	HUIXQUILUCAN-HUIXQUILUCAN	BAZOOKA INC	0.00	100.00	88,604,000.00	MXN	1.00
OAKLEY MEXICO INC SA DE CV	HUIXQUILUCAN-HUIXQUILUCAN	OAKLEY INC	100.00	100.00	88,604,000.00	MXN	886,039.00
OAKLEY O STORE INC	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	1,000.00	USD	1,000.00
OAKLEY SALES CORP	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	1,000.00	USD	1,000.00
OAKLEY SCANDINAVIA AB	STOCKHOLM	OAKLEY ICON LIMITED	100.00	100.00	100,000.00	SEK	1,000.00
OAKLEY SOUTH PACIFIC PTY LTD	VICTORIA-MELBOURNE	OPSM GROUP PTY LIMITED	100.00	100.00	12.00	AUD	12.00
OAKLEY SPAIN SL	BARCELONA	OAKLEY ICON LIMITED	100.00	100.00	3,100.00	EUR	310.00
OAKLEY UK LTD	ST ALBANS-HERTFORDSHIRE	OAKLEY INC	100.00	100.00	1,000.00	GBP	1,000.00
OF PTY LTD	MACQUARIE PARK-NEW SOUTH WALES	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	35,785,000.00	AUD	35,785,000.00
OLIVER PEOPLES INC	IRVINE-CALIFORNIA	OAKLEY INC	100.00	100.00	1.00	USD	1,000.00
OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA SOUTH PACIFIC PTY LIMITED	100.00	100.00	67,613,043.50	AUD	135,226,087.00
OPTIKA HOLDINGS LIMITED	LONDON	LUXOTTICA RETAIL UK LTD	100.00	100.00	699,900.00	GBP	699,900.00
OPTIKA LIMITED	LONDON	OPTIKA HOLDINGS LIMITED	100.00	100.00	2.00	GBP	2.00
OPTIKA OPTICIANS LIMITED	LONDON	OPTIKA HOLDINGS LIMITED	100.00	100.00	100.00	GBP	100.00
OPTIMUM LEASING PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	110.00	AUD	110.00
OY LUXOTTICA FINLAND AB	ESPOO	LUXOTTICA GROUP SPA	100.00	100.00	170,000.00	EUR	1,000.00
PACIFICA SALES CORPORATION	IRVINE-CALIFORNIA	OAKLEY INC	100.00	100.00	10.00	USD	1,000.00
PEARLE VISION CENTER OF PUERTO RICO INC	SAN JUAN-PUERTO RICO	LUXOTTICA RETAIL NORTH AMERICA INC	100.00	100.00	660.00	USD	660.00
PEARLE VISION MANAGED CARE-HMO OF TEXAS INC	HOUSTON-TEXAS	THE UNITED STATES SHOE CORPORATION	100.00	100.00	1,000.00	USD	1,000.00
PEARLE VISIONCARE INC	IRVINE-CALIFORNIA	THE UNITED STATES SHOE CORPORATION	100.00	100.00	1,000.00	USD	100.00
PROTECTOR SAFETY INDUSTRIES PTY LTD	MACQUARIE PARK-NSW	OPSM GROUP PTY LIMITED	100.00	100.00	2,486,250.00	AUD	4,972,500.00
RAY BAN SUN OPTICS INDIA LIMITED	BHIWADI	LUXOTTICA US HOLDINGS CORP	93.32	93.32	244,729,170.00	RUP	22,837,271.00
RAYS HOUSTON	MASON-OHIO	SUNGLASS HUT TRADING LLC	51.00	51.00	1.00	USD	51.00
SGH BRASIL COMERCIO DE OCULOS LTDA	SAN PAOLO	LUXOTTICA GROUP SPA	99.99	100.00	6,720,000.00	BRL	6,719,328.00
SGH BRASIL COMERCIO DE OCULOS LTDA	SAN PAOLO	LUXOTTICA TRADING AND FINANCE LIMITED	0.01	100.00	6,720,000.00	BRL	672.00
SGH OPTICS MALAYSIA SDN BHD	KUALA LAMPUR	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	2.00	MYR	2.00
SPV ZETA OPTICAL COMMERCIAL AND TRADING (SHANGHAI) CO LTD	SHANGHAI	LUXOTTICA LEASING SRL	100.00	100.00	375,000.00	USD	375,000.00
SPV ZETA Optical Trading (Beijing) Co Ltd	BEIJING	LUXOTTICA LEASING SRL	100.00	100.00	45,000,000.00	CNR	45,000,000.00
SUNGLASS FRAMES SERVICE SA DE CV	MEXICO CITY	SUNGLASS HUT DE MEXICO SA DE CV	99.98	100.00	2,350,000.00	MXN	4,699.00
SUNGLASS FRAMES SERVICE SA DE CV	MEXICO CITY	LUXOTTICA GROUP SPA	0.02	100.00	2,350,000.00	MXN	1.00
SUNGLASS HUT (South East Asia) PTE LTD	SINGAPORE	LUXOTTICA HOLLAND BV	100.00	100.00	100,000.00	SGD	100,000.00
SUNGLASS HUT AIRPORTS SOUTH AFRICA (PTY) LTD*	CAPE TOWN-OBSERVATORY	SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	45.00	45.00	1,000.00	ZAR	450.00
SUNGLASS HUT AUSTRALIA PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA US HOLDINGS CORP	100.00	100.00	46,251,012.00	AUD	46,251,012.00
SUNGLASS HUT AUSTRIA VERTRIEB GMBH	KLOSTERNEUBOURG	LUXOTTICA GROUP SPA	100.00	100.00	35,000.00	EUR	35,000.00
SUNGLASS HUT DE MEXICO SA DE CV	MEXICO CITY	LUXOTTICA GROUP SPA	100.00	100.00	102,500,000.00	MXN	40,999.00

Company	Registered Address	Shareholders	Direct % of Ownership	Group % of Ownership	Share Capital in Local Currency	Share Capital Currency	Number of Shares Owned

SUNGLASS HUT DE MEXICO SA DE CV	MEXICO CITY	LUXOTTICA TRADING AND FINANCE LIMITED	0.00	100.00	102,500,000.00	MXN	1.00
SUNGLASS HUT HONG KONG LIMITED	HONG KONG-HONG KONG	PROTECTOR SAFETY INDUSTRIES PTY LTD	100.00	100.00	2.00	HKD	2.00
SUNGLASS HUT IRELAND LIMITED	DUBLIN	LUXOTTICA RETAIL UK LTD	100.00	100.00	250.00	EUR	200.00
SUNGLASS HUT NETHERLANDS BV	HEEMSTEDE	LUXOTTICA GROUP SPA	100.00	100.00	18,151.20	EUR	40.00
SUNGLASS HUT NEW ZEALAND LIMITED	AUCKLAND	LUXOTTICA RETAIL NEW ZEALAND LIMITED	100.00	100.00	1,000.00	NZD	1,000.00
SUNGLASS HUT OF FLORIDA INC	WESTON-FLORIDA	LUXOTTICA US HOLDINGS CORP	100.00	100.00	10.00	USD	1,000.00
SUNGLASS HUT PORTUGAL COMERCIO DE OCULOS E RELOGIOS LDA	LISBON	SUNGLASS HUT REALTY CORPORATION	2.00	100.00	1,000,000.00	EUR	20,000.00
SUNGLASS HUT PORTUGAL COMERCIO DE OCULOS E RELOGIOS LDA	LISBON	SUNGLASS HUT OF FLORIDA INC	98.00	100.00	1,000,000.00	EUR	980,000.00
SUNGLASS HUT REALTY CORPORATION	WESTON-FLORIDA	LUXOTTICA US HOLDINGS CORP	100.00	100.00	100.00	USD	100.00
SUNGLASS HUT RETAIL NAMIBIA (PTY) LTD	WINDHOEK	SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	100.00	100.00	100.00	NAD	100.00
SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	CAPE TOWN-OBSERVATORY	LUXOTTICA SOUTH AFRICA PTY LTD	100.00	100.00	900.00	ZAR	900.00
SUNGLASS HUT TRADING LLC	DOVER-DELAWARE	LUXOTTICA US HOLDINGS CORP	100.00	100.00	1.00	USD	1.00
SUNGLASS ICON PTY LTD	VICTORIA-MELBOURNE	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	20,036,912.00	AUD	20,036,912.00
SUNGLASS WORKS PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	20.00	AUD	110.00
SUNGLASS WORLD HOLDINGS PTY LIMITED	MACQUARIE PARK-NSW	SUNGLASS HUT AUSTRALIA PTY LIMITED	100.00	100.00	13,309,475.00	AUD	13,309,475.00
THE OPTICAL SHOP OF ASPEN INC	IRVINE-CALIFORNIA	OAKLEY INC	100.00	100.00	1.00	USD	250.00
THE UNITED STATES SHOE CORPORATION	DOVER-DELAWARE	LUXOTTICA USA LLC	100.00	100.00	1.00	USD	100.00

*
Control through shareholders' agreement

Certification of the condensed consolidated half year financial report pursuant to Article 154 bis of Legislative Decree 58/98

        1.     The undersigned Andrea Guerra and Enrico Cavatorta, as chief executive officer and officer responsible for preparing the company's financial reports of Luxottica Group S.p.A., having also taken into account the provisions of Article 154-bis, paragraphs 3 and 4, of the Italian Legislative Decree 58 of 24 February 1998, hereby certify:

    •
    the adequacy in relation to the characteristics of the Company and

    •
    the effective implementation of the administrative and accounting procedures for the preparation of the condensed consolidated half year financial report over the course of the period ending June 30, 2011.

        2.     The assessment of the adequacy of the administrative and accounting procedures for the preparation of the condensed consolidated half year financial report as of June 30, 2011 was based on a process developed by Luxottica Group in accordance with the model Internal Control—Integrated Framework as issued by the Committee of Sponsoring Organizations of the Treadway Commission which is a framework generally accepted internationally.

        3.     It is also certified that:

          3.1   the condensed consolidated half year financial report:

            a)     has been drawn up in accordance with the international accounting standards recognized in the European Union under the EC regulation 1606/2002 of the European Parliament and of the Council of 19 July 2002, and in particular with the IAS 34—Interim Financial Reporting, and the provisions which implement ART. 9 of the legislative decree 38/205;

            b)    is consistent with the entries in the accounting books and records; and

            c)    is capable of providing a true and fair representation of the assets and liabilities, profits and losses and financial position of the issuer and the group of companies included in the consolidation.

          3.2   the interim management report includes a reliable analysis of the significant events that took place in the first six months of the financial year and their impact on the condensed consolidated half year financial report, together with a description of the main risks and uncertainties for the remaining six months of the financial year. The interim management report also includes a reliable analysis of the disclosure on significant related party transactions.

Milan, July 25, 2011
Andrea Guerra
(Chief executive officer)

Enrico Cavatorta
(Officer responsible for preparing the company's financial reports)

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy • Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 • Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
HAAR - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBOA - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURIGO - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 LUXOTTICA RETAIL UK LTD
ST. ALBANS - HERTFORDSHIRE - UK

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

LUXOTTICA ExTrA LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
ST. ALBANS - HERTFORDSHIRE - UK

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC
TORONTO - ONTARIO (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
ETOBICOKE - ONTARIO (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SÃO PAULO - BRASIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
CAPE TOWN-OBSERVATORY - SOUTH AFRICA

 RAYBAN SUN OPTICS INDIA LTD
GURGAON - HARYANA - INDIA

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: August 4, 2011	By:	/s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER